UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission file number 001-14540

DEUTSCHE TELEKOM AG
(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom at a glance.

a For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 50 et seq. b Since figures are rounded, totals may differ.

Deutsche Telekom at a glance.

At a glance

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	15,130	14,743	2.6	29,972	29,031	3.2	59,604
Domestic	8,139	8,517	(4.4)	16,347	17,028	(4.0)	34,183
International	6,991	6,226	12.3	13,625	12,003	13.5	25,421
EBIT (profit from operations)	2,085	2,572	(18.9)	4,403	4,859	(9.4)	7,622
Special factors affecting EBIT[a]	(68)	(6)	n.a.	(160)	(26)	n.a.	(2,546)
Adjusted EBIT (profit from operations)[a]	2,153	2,578	(16.5)	4,563	4,885	(6.6)	10,168
Adjusted EBIT margin[a] (%)	14.2	17.5		15.2	16.8		17.1
Loss from financial activities	(772)	(452)	(70.8)	(1,340)	(1,167)	(14.8)	(1,410)
Profit before income taxes	1,313	2,120	(38.1)	3,063	3,692	(17.0)	6,212
Depreciation, amortization and impairment losses	(2,664)	(2,610)	(2.1)	(5,234)	(5,144)	(1.7)	(12,497)
of property, plant and equipment	(2,034)	(1,986)	(2.4)	(3,987)	(3,907)	(2.0)	(8,070)
of intangible assets	(630)	(624)	(1.0)	(1,247)	(1,237)	(0.8)	(4,427)
EBITDA[b]	4,749	5,182	(8.4)	9,637	10,003	(3.7)	20,119
Special factors affecting EBITDA[a,b]	(68)	(6)	n.a.	(150)	(26)	n.a.	(610)
Adjusted EBITDA[a,b]	4,817	5,188	(7.2)	9,787	10,029	(2.4)	20,729
Adjusted EBITDA margin[a,b] (%)	31.8	35.2		32.7	34.5		34.8
Net profit	1,005	1,169	(14.0)	2,084	2,153	(3.2)	5,584
Special factors[a]	(44)	(6)	n.a.	72	2	n.a.	921
Adjusted net profit[a]	1,049	1,175	(10.7)	2,012	2,151	(6.5)	4,663
Earnings per share/ADS[c], basic and diluted	0.23	0.28	(17.9)	0.49	0.51	(3.9)	1.31
Cash capex[d]	(1,925)	(1,824)	(5.5)	(3,969)	(4,915)	19.2	(9,269)
Net cash from operating activities	2,892	3,639	(20.5)	5,688	5,815	(2.2)	14,998
Free cash flow (before dividend payments)[e]	967	1,815	(46.7)	1,719	900	91.0	5,729
Equity ratio[f] (%)	—	—		39.1	35.5		36.4
Net debt[e]	—	—		38,819	44,548	(12.9)	38,639

	June 30, 2006	Mar. 31, 2006	Change June 30, 2006/ Mar. 31, 2006%	Dec. 31, 2005	Change June 30, 2006/ Dec. 31, 2005%	June 30, 2005	Change June 30, 2006/ June 30, 2005%
Number of employees at balance sheet date
Deutsche Telekom Group	249,991	248,982	0.4	243,695	2.6	244,277	2.3
Non-civil servants	207,073	204,818	1.1	197,741	4.7	197,644	4.8
Civil servants	42,918	44,164	(2.8)	45,954	(6.6)	46,633	(8.0)
Number of fixed-network and mobile customers
Telephone lines[g] (in millions)	53.2	53.9	(1.3)	54.8	(2.9)	56.1	(5.2)
Broadband lines[h] (in millions)	10.0	9.4	6.4	8.6	16.3	7.1	40.8
Mobile customers[i] (in millions)	90.2	88.7	1.7	87.6	3.0	81.8	10.3

a                     For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

b                    Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.

c                     One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

d                    Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

e                     For detailed information, please refer to “Reconciliation of pro forma figures,” page 50 et seq.

f                       Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.

g                    Telephone lines of the Group (including ISDN channels), including for internal use.

h                    Broadband lines in operation, including Germany, Eastern and Western Europe.

i                        Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area. For an explanation of the change in the method for counting mobile customers as of 2006, please refer to page 23 et seq.

Excellence.

The ten strategic measures of the Excellence Program promote the operational realization of Deutsche Telekom’s strategic goals and brings together the Group’s main focal areas for the future: “We aim to shape the information and communications sector as Europe’s largest full-service telecommunications company and the leading service provider in the industry.”

Strategic measures of the strategic business areas.

The focus in the Mobile Communications strategic business area is on value-oriented customer and revenue growth as well as on increasing customer satisfaction. The goal is to increase value for money and perception of quality further with segment-specific offers and improved calling plan structures. The successful Relax calling plans have been expanded to include the Relax XL option with a much broader range of services for an attractive package price. A variety of minute buckets and the T-Mobile@home rate option allow customers to keep an eye on their mobile telephony costs. T-Mobile is one of the leading providers of mobile Internet with web’n’walk and a broadened range of enabled handsets. Mobile broadband is now also a reality with the launch of HSDPA and speeds of up to 1.8 Mbit/s.

The Broadband/Fixed Network strategic business area is focusing on defending its core business by stabilizing and increasing the market share for call minutes and defending market shares for lines, on tapping new business areas, and on growth in the broadband area. The “Conquer the home” initiative is centered on the further development of the broadband growth market. The foundation for offering bundled products was laid by the merger with T-Online. The Broadband/Fixed Network business area will launch its first triple-play services, and other innovative services such as high-definition television (HDTV) on the market in the second half of 2006. The games of the first and second Bundesliga soccer divisions will be available on the Internet via Deutsche Telekom’s new high-speed network.

The market environment in the Business Customers strategic business area is dominated by an increasing, customer-driven convergence of telecommunications and IT services. The strategic measures are therefore aimed not only at strengthening the core telecommunications business, but also at the growth segment of information technology. The focus in the core telecommunications business is on the aggressive defense of market shares among small, medium-sized and large enterprises, the rapid roll-out of IP services and on streamlining the product portfolio and consolidating platforms. In the European IT market, the business area is generating long-term growth by offering standardized IT services and solutions for small and medium-sized enterprises and by expanding its IT outsourcing business among new and existing key accounts. The acquisition of the IT service provider gedas considerably strengthened T-Systems’ market position in the automotive segment, taking it an important step further in the expansion of its global footprint.

Group-wide strategic measures.

Deutsche Telekom offers consumers and business customers communications and broadband services for the home and on the move, all from a single source. The potential of this market position is safeguarded by Group-wide strategic measures. Deutsche Telekom realizes new revenue potential, for example, with new convergent products such as T-One. The customer uses a single handset for fixed-network communication when at home and mobile communication when on the move. Internet telephony is also possible using T-One at any of the over 7,500 HotSpots operated by T-Com and T-Mobile.

The sustained increase in customer satisfaction and improved use of cross-selling potential are goals of the recently launched Group-wide customer relationship management system. In addition, integrated customer management is intended to increase sales efficiency and improve sales channels. As in 2005, the top executives of the Group are this year again spending several days in direct dialog with customers.

On the cost side, efforts to improve the IT systems and the network infrastructure are being pushed ahead. The conversion to IP-based next generation networks will lead to a considerable efficiency boost in the next few years. In addition, the focus is on lowering real estate-related costs and the personnel cost ratio. Implementation of staff restructuring began on schedule. Group Headquarters underwent initial streamlining in order to improve central functions.

Contents.

• Developments in the Group
• Merger
• Highlights
• Business developments
• Overall economic situation / industry situation
• Group
• Strategic business areas
• Mobile Communications
• Broadband/Fixed Network
• Business Customers
• Group Headquarters & Shared Services
• Outlook
• Highlights after the balance sheet date (June 30, 2006)
• Development of revenue and profit
• Risk situation
• Reconciliation of pro forma figures
• EBITDA and EBITDA adjusted for special factors
• Special factors
• Free cash flow
• Gross and net debt
• T-Share price performance
• Corporate governance
• Consolidated financial statements
• Accounting in accordance with IFRS
• Changes in the composition of the Group
• Selected notes to the consolidated income statement
• Other disclosures
• Selected notes to the consolidated balance sheet
• Selected notes to the consolidated cash flow statement
• Segment reporting
• Investor Relations calendar
• Glossary

Developments in the Group.

•                  Net revenue increased by 3.2 percent, from EUR 29.0 billion in the first half of 2005 to EUR 30.0 billion in the first half of 2006.

•                  Group EBITDA1 adjusted for special factors decreased by 2.4 percent year-on-year, from EUR 10.0 billion to EUR 9.8 billion; Group EBITDA decreased by 3.7 percent from EUR 10.0 billion to EUR 9.6 billion.

•                  Net profit adjusted for special factors1 decreased by 6.5 percent from EUR 2.2 billion to EUR 2.0 billion, net profit decreased slightly by 3.2 percent from EUR 2.2 billion to EUR 2.1 billion.

•                  Free cash flow2 before dividend payments increased by EUR 0.8 billion to EUR 1.7 billion.

•                  Net debt3 decreased from EUR 44.5 billion at June 30, 2005 to EUR 38.8 billion.

This development was the result of two offsetting trends:

•                  The proportion of net revenue generated outside Germany increased from 41.3 percent to 45.5 percent.

•                  Within Germany:

•               Revenue decreased by 4.0 percent year-on-year from EUR 17.0 billion to EUR 16.3 billion as a result of high pressure from competition and on prices.

•               Adjusted for special factors, EBITDA of subsidiaries based in Germany fell by 5.8 percent from EUR 6.6 billion to EUR 6.2 billion.

•                  Outside Germany:

•               Revenue increased by 13.5 percent year-on-year from EUR 12.0 billion to EUR 13.6 billion as a result of organic and inorganic growth.

•               Adjusted for special factors, EBITDA of subsidiaries based outside Germany increased by 4.1 percent from EUR 3.5 billion to EUR 3.6 billion.

1                     For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

2                     Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill). For calculation of free cash flow, please refer to “Reconciliation of pro forma figures,”
page 50.

3                     For detailed information, please refer to “Reconciliation of pro forma figures,” page 51.

Merger.

The merger of T-Online International AG into Deutsche Telekom AG, which had been approved in 2005, initially could not become effective due to lawsuits filed by some T-Online shareholders. However, with a final and conclusive ruling of the Federal Court of Justice (Bundesgerichtshof), made public on June 1, 2006, the so-called release proceedings initiated by T-Online International AG were successfully completed, meaning that the merger could be entered into the commercial register on June 6, 2006 and thereupon became effective.

With the entry of the merger in the relevant commercial register, the T-Online shareholders became new Deutsche Telekom AG shareholders. After the merger became effective shares in T-Online International AG ceased to be listed at the close of June 6, 2006. For processing reasons, the technical exchange of shares in the former T-Online International AG for shares in Deutsche Telekom AG at the ratio of 25 T-Online International AG shares to 13 Deutsche Telekom AG shares as agreed in the merger agreement was carried out mid-July 2006. The new Deutsche Telekom AG shares were included in the trading of Deutsche Telekom shares as of July 17, 2006.

The merger has brought the Broadband/Fixed Network strategic business area, which consists of T-Com and T-Online, a decisive step closer to achieving an improved structure. After the entry in the commercial register a process was launched to shape future cooperation step by step and to allow the Company to act in the market with the combined strengths of the units.The customer will receive fully integrated products and services from a single source, and be presented with structures that are simple and transparent.

A new, simplified integrated product portfolio will be launched in the fall. This means flat rates for lines, including telephony, surfing and television services. IT systems and business processes are also being harmonized and restructured. Customer service units are working closely together so that customers are served in the best way possible in all respects, regardless of whether they go to a T-Punkt store or call one of the hotlines. The intention is to make the customer perceive the Broadband/Fixed Network strategic business area as a single provider with a simple and transparent product portfolio as soon as possible.

The successful T-Online brand will continue to be used as an independent product brand for all IP-based services of Deutsche Telekom in the mass market. All brands of T-Online will continue to exist as part of the trademark structure of the Broadband/Fixed Network strategic business area.

After the merger became effective on June 6, 2006, Broadband/Fixed Network will no longer report on T-Online as a separate unit within Broadband/Fixed Network. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

Highlights.

Events in the second quarter of 2006.

Group

FIFA World Cup 2006TM.

•  As a partner of FIFA and the national organization committee for the 2006 World Cup, Deutsche Telekom was responsible for three quarters of all IT and telecommunications services for the 2006 World Cup. Each of the twelve World Cup stadiums was networked and had its own individually designed technical solution. The focus was on TV broadcast, multimedia equipment, traffic management, security radio, and infrastructure management, all of which were installed jointly by T-Systems, T-Com, and T-Mobile. Media & Broadcast — the media unit of the Business Customers area — processed video and audio signals from the stadiums at the international broadcasting center in Munich-Riem. For the first time ever, all World Cup games were broadcast in HDTV quality. These images were supplied to almost all of the large public viewing screens. In addition, a high-speed network linked all stadiums and locations, ensuring smooth communication right up to the final — thanks to mobile communication standards such as GPRS and UMTS, Internet telephony, and wireless local networks. Moreover, T-Systems installed traffic management and control systems as well as electronic access systems at a number of World Cup locations. Additional mobile communication base stations were installed and existing locations were upgraded to ensure optimum mobile communication services. To provide sufficient capacity for data transmission via UMTS and HSDPA, a second frequency was activated, doubling capacity in some areas. In addition, the mobile TV service went live on May 16, 2006 with the “T-Mobile FIFA World Cup 2006TM Highlights” channel.

Workforce restructuring at Deutsche Telekom AG includes civil servants.

•  On May 31, 2006, the Federal Cabinet adopted the “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” and introduced it into the legislative process. Among other aims, the draft legislation is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. Once the law comes into force — expected in the fourth quarter of 2006 — it will give Deutsche Telekom an opportunity to ensure the socially responsible inclusion of civil servants employed at Deutsche Telekom in the workforce restructuring process. The law will not affect the federal budget. The draft stipulates that civil servants of all service grades aged 55 and over who are working in areas where there is a surplus of staff, and for whom employment in another area is not possible or would be unreasonable under civil service law, may take early retirement. There can be no assurance that the draft legislation will be adopted as proposed.

Collective agreement for Deutsche Telekom AG.

•  Due to the distinct difference in negotiating positions, Deutsche Telekom as employer instituted a prescribed conciliation procedure in the 2006 collective bargaining round for Deutsche Telekom AG. In the collective bargaining negotiations, the conciliation committee headed by former Federal Minister Dr. Heiner Geißler issued a recommendation that was approved by both the ver.di services union and the Board of Management of Deutsche Telekom AG in early June 2006. For employees covered by collective agreements, the agreement provides for a one-time payment of EUR 350, no pay increases until October 2006, and a 3-percent increase in pay-scale salaries starting November 2006. The collective wage agreement will run for 16 months until July 31, 2007. The conciliation procedure resulted in separate arrangements for civil servants, including a one-time payment of up to EUR 735 depending on the respective salary grade. To improve productivity and thus enhance competitiveness, paid breaks for staff using workstation monitors were reduced and the paid recuperation times were abolished in some areas. This cushioned the cost of the pay increase. The additional capacity generated by these measures will then be used to reduce outsourcing to third parties in the areas of services and installation going forward.

Successful medium-term note issuances of EUR 1.75 billion.

•  Deutsche Telekom took advantage of the market environment in the second quarter of 2006 to launch a series of securities with low risk premiums above the respective mid-swap rate. In addition to EUR 750 million securities aimed at retail investors, medium-term notes totaling EUR 1.0 billion were issued.

Financial ratios improved further.

•  The mandatory convertible bond issued in February 2003 was converted to Deutsche Telekom shares on June 1, 2006. The conversion to equity as well as the consolidated Group’s positive free cash flow led to an improvement of the financial ratios.

Mobile Communications

Acquisition of tele.ring approved.

•  At the end of April 2006, the Austrian mobile communications subsidiary T-Mobile Austria acquired its Austrian competitor tele.ring following approval of the purchase by the Competition Directorate-General of the European Commission and the Austrian telecommunications authority. The purchase price is approximately EUR 1.3 billion. Following the takeover, T-Mobile Austria now has approximately 3.1 million customers and thus a market share of 37 percent.

T-Mobile announces substantial price reductions for international roaming rates.

•  T-Mobile had already cut roaming prices for its customers several times in the past and announced on June 1, 2006 its greatest ever reduction in wholesale prices for roaming services. It agreed with a number of European network operators to reduce the maximum charge to 45 cents/minute starting in October 2006, and to 36 cents/minute starting in October 2007. This represents roughly half the current average wholesale prices. The network operators have pledged to pass the resulting cost advantages on to the customer quickly and to the greatest extent possible.

T-Mobile USA’s strategy confirmed in customer service and satisfaction.

•  T-Mobile USA’s market position in terms of customer service and satisfaction has been confirmed by more awards. For example, T-Mobile USA again took first place in the recent J.D. Power and Associates Wireless Customer Care Performance Study (www.jdpower.com/corporate/news/releases/pressrelease.asp?ID=2006122). In addition, T-Mobile USA was rated first among the large U.S. mobile telecommunication operators in the VocaLabs customer satisfaction study (www.vocalabs.com/about/pr41.html) for the quality of its customer service for the first time.

PTC.

•  On June 6, 2006 a court of arbitration in Vienna issued a final partial judgment stating that the exercise by T-Mobile Deutschland of a call option on Elektrim S.A.’s share of approximately 48 percent in PTC on February 15, 2005 was effective, i.e., a purchase agreement between T-Mobile Deutschland and Elektrim on the acquisition of these shares had been constituted. The arbitration court shall issue a further partial judgment concerning the final purchase price. Deutsche Telekom does not yet control PTC.

Broadband/Fixed Network

Discontinuation of DSL resale procedure and prohibition of DSL NetRental.

•  On June 6, 2006 the Federal Network Agency discontinued the ex-post rates regulation procedure for DSL resale. The reason for this is the retroactive increase in the resale discount for alternative providers from 11.5 to 20 percent that took effect as of June 1, 2006. In addition, the Federal Cartel Office launched an investigation of the DSL NetRental product on March 20, 2006, followed by the Federal Network Agency on March 22, 2006. In a ruling dated May 22, 2006, the Federal Network Agency established that the rates for the DSL NetRental product represented market abuse and did not satisfy the requirements of § 28 of the Telecommunications Act (Telekommunikationsgesetz - TKG), and that they were therefore invalid. DSL resale terms have therefore been applied since May 22, 2006. The terms and conditions for DSL NetRental billing were applied for the period January 1, 2006 to May 21, 2006. In addition, the contracts were terminated by Deutsche Telekom AG for good cause with immediate effect.

Launch of T-DSL 16000.

•  T-Com launched the new high-speed T-DSL 16000 line in mid-May 2006, and the higher bandwidths are now laying the foundation for data-intensive applications. T-Com is thus continuing the DSL success story by fulfilling customers’ demands for greater bandwidth. The new service offers maximum speeds of up to 16 Mbit/s downstream and 1,024 kbit/s upstream.

Reduction in interconnection charges.

•  On April 13, 2006 the Federal Network Agency set the new interconnection charges for the German telecommunications market, lowering the previously approved charges by 10 percent on average. Charges for the basic termination and origination services were reduced by up to 11.9 percent. The new charges are valid from June 1, 2006 to November 30, 2008.

Business Customers

T-Systems and ZDF sign agreement on digital terrestrial television.

•  ZDF, a German public service television channel, will rely on T-Systems’ experience and technology to broadcast its digital programs for terrestrial reception. T-Systems and ZDF signed a long-term agreement in early May 2006. Media & Broadcast, the media unit of the Business Customers area, will broadcast ZDF’s DVB-T programs as network operator from a total of 135 locations. Since the launch of DVB-T in 2003, approximately 50 million television viewers have enjoyed the added value that DVB-T offers, such as greater program variety, significantly improved picture and sound quality, as well as additional programming information. More than 90 percent of the population will be able to receive DVB-T by the end of 2008.

Business developments.

Overall economic situation/ industry situation.

Global economic development

The global economy continued to grow in the first half of 2006, although the macroeconomic environment has deteriorated sharply in recent months. The crisis in the Middle East is seeing oil prices reach new all-time highs, and major central banks worldwide are tightening monetary policy to curb the risk of higher inflation.

Economic indicators in industrialized countries generally recorded strong growth in the first half of 2006, although the pace of growth varied by quarter. Real GDP growth in the G-7 countries in the first quarter of 2006 rose by an annualized 3.5 percent. Overall, during the second quarter of 2006 economic growth in the leading industrialized countries appeared to continue pointing upwards, although first signs of regional economic slowdowns started emerging.

The economy in the euro zone picked up again in the first six months of 2006. Real GDP grew by an annualized 2.4 percent in the first quarter of 2006. German economic growth underperformed the rest of the euro zone in the first three months of 2006. For the second quarter, a range of economic indicators point to an acceleration of economic growth; private consumption and exports are expanding significantly, and the majority of business surveys early in the year suggested an improvement in business sentiment. Unemployment is falling slightly on the back of moderate pay settlements among other factors, leading to a further revival in consumption, and investments are expanding slightly. The gap between the rate of economic growth in Germany and the rest of the euro zone is expected to continue to narrow in 2006. Following a modest increase in the first quarter of 2006, German economic indicators picked up across the board in the spring. The pull-forward effects on consumer spending of the 2007 VAT increase will further bolster economic growth. Faced with growing risks of inflation and strong lending and monetary growth, the European Central Bank hiked its key lending rate to 2.75 percent in June.

Economic growth is slowing down perceptibly in the United States. Following a sharp 5.3 percent rise in the first quarter of 2006 due mainly to one-time factors, a range of indicators — such as private consumption, new housing starts, and consumer confidence — fell heavily, indicating that the pace of economic expansion is set to decelerate. The seasonally adjusted figures on GDP development in the second quarter of 2006 published by the U.S. Department of Trade indicate growth of only about 2.5 percent over the second quarter of 2005. Prices started rising sharply in the United States at the same time, fuelled in particular by the soaring price of oil. The U.S. Federal Reserve raised the intended federal funds rate to 5.25 percent at the end of June 2006. The pace of economic growth also slowed slightly in Japan. Following the sharp rise in the previous year, the rate of expansion decelerated in the spring. A range of rising price indices suggest that the phase of deflation in Japan is now over. The Japanese central bank responded by tightening its monetary policy from June 2006.

The outlook for the second half of 2006 indicates a significantly lower rate of economic expansion in industrialized countries. The dampening effects of further oil price rises and the macroeconomic risks associated with the political crises in the Middle East could adversely affect global private consumption and corporate investment.

Telecommunications market

Since the German telecommunications sector was fully deregulated at the beginning of 1998, Deutsche Telekom has had to cope with increasingly intense competition. The battle for customers initially focused predominantly on fixed-network voice telephony call minutes, but now also encompasses access charges and fixed-mobile substitution. The main force driving this development is the intensification of competition from attractive package offers from local network operators.

The strong price pressure in the telecommunications sector is reflected in the figures published by the Federal Statistical Office for the overall telecommunications services price index (fixed network, mobile communications, and Internet). From the perspective of private households, consumer prices for telecommunications services were on average 3.3 percent lower in the second quarter of 2006 than in the prior-year period, and prices for mobile telephony services in particular were 12.5 percent lower year-on-year. Consumer prices for Internet use also declined by an average of 5.9 percent year-on-year.

Regulation: Telecommunications Act

The German Federal Cabinet adopted a draft amendment to the Telecommunications Act on May 17, 2006. The amendment relates primarily to the exemption, for a limited time only, of new markets from market regulation, and to a range of provisions that extend consumer protection. The question of whether, and if so to what extent, this meets Deutsche Telekom’s call for the high-speed fiber optic network to be exempted from regulation cannot yet be conclusively assessed on the basis of the existing draft legislation. The provisions referring to consumer protection indicate that, in addition to the fixed network, mobile communications will be subject to a higher level of consumer protection regulation going forward. Depending on how this amendment is ultimately structured, it could entail considerable investment and revenue risks for the industry as a whole in Germany. Deutsche Telekom does not expect the amendment to the Telecommunications Act to come into force before early 2007.

Regulation: directives and recommendations

The fundamental principles of the sector-specific regulation of the European telecommunications markets are set out in EU directives and other communications issued by the European Commission. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). At the end of June 2006, the Commission published a communiqué on intended changes to the relevant directives and the draft of a new recommendation on the telecommunications submarkets to be regulated (Markets Recommendation).

The Commission’s communiqué concerning the 2006 Review shows that it is no longer pursuing its original goal of reducing sector-specific regulation and a transition to general competition law, but instead is now aiming to strengthen regulation, while at the same time substantially expanding the Commission’s powers. The latter intention is likely to meet with resistance from both national governments and regulators. The first draft of the revised directives is expected for the end of 2006, and transposition into national law is unlikely before 2008/2009.

Although the draft Markets Recommendation provides for a reduction in the number of regulated markets — in particular end-customer markets — it only effectively excludes those markets that are already largely unregulated in many countries. On the other hand, the Commission is proposing to extend regulation to additional wholesale markets for mobile communications. The Markets Recommendation will probably come into force at the end of the year, and will then be implemented by the individual Member States.

Business developments in the Group.

Net revenue

Deutsche Telekom’s net revenue for the first six months of 2006 was approximately EUR 30 billion. The Company thus continued its positive revenue development, recording growth of EUR 0.9 billion or 3.2 percent as against the first half of 2005. This continued growth course was aided by currency translation effects — in particular from the translation of U.S. dollars (USD) — in the amount of around EUR 0.3 billion, as well as effects relating to the composition of the Group in the amount of around EUR 0.2 billion. In the second quarter of 2006, the Company’s net revenue increased by EUR 0.4 billion or 2.6 percent year-on-year.

Revenue growth was driven in particular by the Mobile Communications strategic business area, where the substantial growth at T-Mobile USA remained the primary revenue contributor. Overall, the Mobile Communications business area increased its revenue in the first six months by just under 11 percent year-on-year. The quarter-on-quarter comparison is also positive, with revenue up by over 9 percent as against the second quarter of 2005.

The year-on-year decline in revenue recorded by the Broadband/Fixed Network strategic business area is due primarily to the loss of narrowband subscriber lines, a decline in call revenues, and considerable price drops in the Internet access market. Overall, this could not be offset by the volume-related growth in DSL resale and in subscriber lines.

Revenue in the Business Customers strategic business area also declined. Persistently strong price pressure in the Telecommunications and Computing & Desktop Services areas led to a decrease in revenue at the Enterprise Services unit in particular.

		Second quarter of 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	14,842	15,130	14,743	2.6	29,972	29,031	3.2	59,604
Mobile Communications[a]	7,575	7,856	7,197	9.2	15,431	13,943	10.7	29,452
Broadband/ Fixed Network[a]	6,156	6,146	6,469	(5.0)	12,302	13,024	(5.5)	26,035
Business Customers[a]	3,011	3,146	3,219	(2.3)	6,157	6,325	(2.7)	12,850
Group Headquarters & Shared Services[a]	871	894	883	1.2	1,765	1,736	1.7	3,505
Inter-segment revenue[b]	(2,771)	(2,912)	(3,025)	3.7	(5,683)	(5,997)	5.2	(12,238)

a                     Total revenue (including revenue between strategic business areas).

b                    Elimination of revenue between strategic business areas.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	H1 2006 millions of €	Proportion of net revenue of the Group %	H1 2005 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2005 millions of €
Net revenue	29,972	100.0	29,031	100.0	941	3.2	59,604
Mobile Communications	15,082	50.3	13,493	46.5	1,589	11.8	28,531
Broadband/Fixed Network	10,292	34.4	10,878	37.5	(586)	(5.4)	21,731
Business Customers	4,439	14.8	4,529	15.6	(90)	(2.0)	9,058
Group Headquarters & Shared Services	159	0.5	131	0.4	28	21.4	284

The Mobile Communications strategic business area further increased its proportion of the Group’s total revenue and contributed more than 50 percent of net revenue in the reporting period. However, the share of revenue accounted for by the Broadband/Fixed Network and Business Customers strategic business areas declined to around 34 and 15 percent respectively.

Net revenue generated outside Germany

The Group’s international revenue increased by around EUR 1.6 billion year-on-year to EUR 13.6 billion. This improvement is also reflected in the quarter-on-quarter comparison: Compared with the second quarter of 2005, the share of revenue generated abroad rose by around EUR 0.8 billion in the second quarter of 2006 to around EUR 7 billion. The key factor for this successful international growth is the continued positive revenue trend at T-Mobile USA and T-Mobile UK in particular. Domestic revenue declined on both a six-month and a quarterly basis.

The proportion of revenue generated outside Germany in the first half of 2006 increased by more than 4 percentage points year-on-year to 45.5 percent.

		Second quarterof 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	14,842	15,130	14,743	2.6	29,972	29,031	3.2	59,604
Domestic	8,208	8,139	8,517	(4.4)	16,347	17,028	(4.0)	34,183
International	6,634	6,991	6,226	12.3	13,625	12,003	13.5	25,421
Proportion generated internationally (%)	44.7	46.2	42.2		45.5	41.3		42.6
Europe (excluding Germany)	3,234	3,560	3,310	7.6	6,794	6,425	5.7	13,272
North America	3,332	3,356	2,852	17.7	6,688	5,444	22.9	11,858
Other	68	75	64	17.2	143	134	6.7	291

Profit before income taxes

The Group’s profit before income taxes amounted to around EUR 3.1 billion in the first half of 2006, down by around EUR 0.6 billion year-on-year. Despite an improvement in gross profit, higher selling expenses in particular led to a decline in the profit from operations by around EUR 0.5 billion as against the previous year to EUR 4.4 billion. In addition, the loss from financial activities was affected by the increase in finance costs and the deterioration of the share of profit/loss of equity-accounted investments.

Net profit

At around EUR 2.1 billion, net profit in the first half of 2006 was down slightly on the previous year. This trend was partially offset, however, by the change in income tax expenses, which fell by around EUR 0.5 billion year-on-year, due mainly to the reversal of tax provisions.

Net profit was affected by special factors amounting to around EUR 0.1 billion net in the first six months of 2006. These relate primarily to revenue components from the sale of Celcom in 2003, which were not received until the first quarter of 2006. Expenses from severance and voluntary redundancy payments and restructuring, for example, had an offsetting effect. Adjusted for these special factors, net profit amounted to around EUR 2.0 billion compared with EUR 2.2 billion in the prior-year period. In the first half of 2005, net profit was not impacted by any significant special factors.

EBIT

		Second quarter of 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
EBIT[a] in the Group	2,318	2,085	2,572	(18.9)	4,403	4,859	(9.4)	7,622
Mobile Communications	1,055	1,083	1,225	(11.6)	2,138	2,191	(2.4)	3,005
Broadband/ Fixed Network	1,262	1,254	1,409	(11.0)	2,516	2,843	(11.5)	5,142
Business Customers	99	37	195	(81.0)	136	369	(63.1)	409
Group Headquarters & Shared Services	(94)	(271)	(232)	(16.8)	(365)	(499)	26.9	(840)
Reconciliation	(4)	(18)	(25)	28.0	(22)	(45)	51.1	(94)

a                     EBIT is profit/loss from operations as shown in the income statement.

EBIT decreased by EUR 0.5 billion in the first six months of 2006 to around EUR 4.4 billion. While Group Headquarters & Shared Services improved its EBIT, the strategic business areas recorded a decline in EBIT.

EBITDA

EBITDA was around EUR 9.6 billion in the first half of 2006, down by around EUR 0.4 billion or 3.7 percent year-on-year. EBITDA growth at the Mobile Communications business area and at Group Headquarters & Shared Services could not offset the declines in EBITDA recorded by the Broadband/Fixed Network and Business Customers strategic business areas.

Adjusted EBITDA

Special factors amounting to a net total of minus EUR 150 million negatively affected EBITDA in the first half of 2006. These consisted mainly of expenses from severance and voluntary redundancy payments as well as from restructuring.

The Group also recognized one-time expenses relating to DSL campaigns in the income statement. Negative net special factors totaling EUR 26 million were recorded in the previous year. Negative special factors due to severance and voluntary redundancy payments and restructuring expenses in particular were offset by a positive special factor from insurance refunds.

Adjusted for special factors, EBITDA in the first half of 2006 decreased by EUR 0.2 billion to EUR 9.8 billion. The decline in adjusted EBITDA in the Broadband/Fixed Network business area was due to the decrease in fixed-network revenue, increased customer acquisition costs, especially in the broadband segment, and to higher costs in connection with the launch of new products. This combined impact on adjusted EBITDA was partially offset by cost-cutting measures. The Mobile Communications business area and Group Headquarters & Shared Services increased their adjusted EBITDA.

The growth achieved by Mobile Communications is due mainly to positive revenue development as a result of continued strong customer growth. Group Headquarters & Shared Services increased its adjusted EBITDA as a result of greater earnings contributions from real estate sales and reduced personnel costs relating to the lower headcount at Vivento.

		Second quarter of 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Adjusted EBITDA[a]	4,970	4,817	5,188	(7.2)	9,787	10,029	(2.4)	20,729
Mobile Communications	2,280	2,363	2,443	(3.3)	4,643	4,554	2.0	9,772
Broadband/ Fixed Network	2,277	2,239	2,429	(7.8)	4,516	4,873	(7.3)	9,859
Business Customers	341	326	423	(22.9)	667	815	(18.2)	1,586
Group Headquarters & Shared Services	87	(82)	(66)	(24.2)	5	(138)	n.a.	(335)
Reconciliation	(15)	(29)	(41)	29.3	(44)	(75)	41.3	(153)

a                     Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

Free cash flow

The improvement in free cash flow is attributable not only to lower capital expenditure but also to reduced interest payments. This is offset by the deterioration in cash generated from operations, which is due in particular to the change in working capital and the decline in profit from operations. The staff restructuring measures had a negative impact of EUR 0.2 billion on free cash flow in the first half of 2006.

		Second quarter of 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Cash generated from operations	3,305	3,807	4,843	(21.4)	7,112	7,419	(4.1)	17,929
Interest paid	(509)	(915)	(1,204)	24.0	(1,424)	(1,604)	11.2	(2,931)
Net cash from operating activities	2,796	2,892	3,639	(20.5)	5,688	5,815	(2.2)	14,998
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,044)	(1,925)	(1,824)	(5.5)	(3,969)	(4,915)	19.2	(9,269)
Free cash flow before dividend payments[a]	752	967	1,815	(46.7)	1,719	900	91.0	5,729

a                     For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 50.

Net debt

Net debt increased slightly compared with the end of 2005, although the Group recorded a decrease in this item in the first quarter of 2006, where positive cash flow and proceeds from real estate sales offset the effects of the acquisition of the IT services provider gedas. In the second quarter of 2006, however, net debt rose in particular due to the dividend payments for the 2005 financial year totaling EUR 3.0 billion and cash outflows amounting to EUR 1.3 billion in connection with the acquisition of tele.ring Telekom Service GmbH. Offsetting effects came from the conversion to equity of the mandatory convertible bond in the amount of EUR 2.1 billion and from a positive cash flow.

In a year-on-year comparison, net debt was reduced by EUR 5.7 billion.

	June 30, 2006 millions of €	Mar. 31, 2006 millions of €	Change June 30, 2006/ Mar. 31, 2006%	Dec. 31, 2005 millions of €	Change June 30, 2006/ Dec. 31, 2005%	June 30, 2005 millions of €	Change June 30, 2006/ June 30, 2005%
Bonds	38,587	39,696	(2.8)	37,255	3.6	40,746	(5.3)
Liabilities to banks	2,365	2,447	(3.4)	2,227	6.2	3,530	(33.0)
Liabilities to non-banks from promissory notes	635	641	(0.9)	645	(1.6)	653	(2.8)
Liabilities from derivatives	571	549	4.0	678	(15.8)	745	(23.4)
Lease liabilities	2,301	2,374	(3.1)	2,373	(3.0)	2,473	(7.0)
Liabilities arising from ABS transactions	1,213	1,331	(8.9)	1,363	(11.0)	1,384	(12.4)
Other financial liabilities	102	185	(44.9)	106	(3.8)	121	(15.7)
Gross debt	45,774	47,223	(3.1)	44,647	2.5	49,652	(7.8)
Cash and cash equivalents	5,667	8,343	(32.1)	4,975	13.9	3,910	44.9
Available-for-sale/held-for-trading financial assets	105	123	(14.6)	148	(29.1)	114	(7.9)
Derivatives	406	395	2.8	445	(8.8)	673	(39.7)
Other financial assets	777	573	35.6	440	76.6	407	90.9
Net debt[a]	38,819	37,789	2.7	38,639	0.5	44,548	(12.9)

a                     For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 51.

Strategic business areas.

Mobile Communications

The Mobile Communications strategic business area bundles all activities of T-Mobile International AG & Co. KG. T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia and Montenegro. It also holds a minority interest in a Polish company. All T-Mobile companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware and other terminal devices in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

	Q2 2006[a] millions of €	Q2 2005[a] millions of €
Total revenue	7,856	7,197
T-Mobile Deutschland	2,060	2,128
T-Mobile USA	3,340	2,858
T-Mobile UK	1,122	1,013
Adjusted EBITDA	2,363	2,443
Adjusted EBITDA margin (%)	30.1	33.9

Number of employees (average)	52,603	49,271

Mobile customers (millions)	90.2	81.8

a                     For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 23 et seq.

Broadband/ Fixed Network

The Broadband/Fixed Network strategic business area offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and customer-oriented multimedia services. Broadband/Fixed Network also does business with national and international network operators and with resellers (wholesale including resale), and provides upstream services for Deutsche Telekom’s other strategic business areas.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit, but is managed as a successful product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

	Q2 2006[a] millions of €	Q2 2005[a] millions of €
Total revenue	6,146	6,469
Domestic	5,445	5,776
International	701	693
Adjusted EBITDA	2,239	2,429
Adjusted EBITDA margin (%)	36.4	37.5

Number of employees (average)	110,028	113,515

Broadband lines (millions)	10.0	7.1

Narrowband lines (millions)	40.1	42.1

Internet customers with a billing relationship (millions)	15.6	14.7

a                     For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 27 et seq.

Business Customers

The Business Customers strategic business area offers its customers products and services from a single source along the entire information and communications technology value chain. The Business Customers strategic business area is divided into two business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 small and medium-sized business customers. T-Systems, Deutsche Telekom’s business customer brand, is represented in over 20 countries by subsidiaries, primarily in Germany and Western Europe (France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands).

	Q2 2006[a] millions of €	Q2 2005[a] millions of €
Total revenue	3,146	3,219
Enterprise Services	2,057	2,086
Business Services	1,089	1,133
Adjusted EBITDA	326	423
Adjusted EBITDA margin (%)	10.4	13.1

Number of employees (average)	57,010	51,727

New orders	3,886	3,897

a                     For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 34 et seq.

Mobile Communications.

Mobile Communications: Customer development and selected KPIs

	June 30, 2006 millions	Mar. 31, 2006 millions	Change June 30, 2006/ Mar. 31, 2006%	Dec. 31, 2005 millions	Change June 30, 2006/ Dec. 31, 2005%	June 30, 2005 millions	Change June 30, 2006/ June 30, 2005%
Mobile customers (total)[a]	90.2	88.7	1.7	87.6	3.0	81.8	10.3
T-Mobile Deutschland[b]	30.4	30.2	0.7	29.5	3.1	28.2	7.8
T-Mobile USA	23.3	22.7	2.6	21.7	7.4	19.2	21.4
T-Mobile UKc	16.7	16.4	1.8	17.2	(2.9)	16.1	3.7
T-Mobile Netherlands	2.4	2.3	4.3	2.3	4.3	2.3	4.3
T-Mobile Austria[a]	3.1	3.1	0.0	3.1	0.0	3.0	3.3
T-Mobile CZ (Czech Republic)	4.7	4.6	2.2	4.6	2.2	4.5	4.4
T-Mobile Hungary	4.3	4.2	2.4	4.2	2.4	4.1	4.9
T-Mobile Hrvatska (Croatia)	2.0	2.0	0.0	1.9	5.3	1.7	17.6
T-Mobile Slovensko (Slovakia)	2.0	2.0	0.0	2.0	0.0	1.9	5.3
Other[d]	1.1	1.1	0.0	1.1	0.0	1.0	10.0

a                     One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring customers were also included in the historic customer base, although the shares were not acquired until the end of April 2006.

b                    The change in customer base in Germany in the first quarter of 2006 as compared with year-end 2005 comprises 284,000 net additions and 440,000 machine-to-machine (M2M) SIM cards. M2M SIM cards are used in automated communication between machines. M2M SIM cards have been counted as customers since the first quarter of 2006 in order to bring the reporting of T-Mobile Deutschland in line with that of the other  T-Mobile companies. Prior-year comparatives have not been adjusted.

c                     Including Virgin Mobile. Despite positive net new customer growth in the first quarter of 2006, the number of customers declined in the first quarter of 2006 compared with year-end 2005 due to a change in the reporting standard. For more information, refer to the Group report for the first quarter of 2006.

d                    “Other” includes MobiMak (Macedonia) and MONET (Montenegro).

The number of customers in the Mobile Communications strategic business area passed the 90 million mark for the first time at the end of the second quarter of 2006. T-Mobile is thus maintaining its strong growth course. Overall, the T-Mobile Group recorded organic customer growth of 1.5 million in the second quarter of 2006. The acquisition of tele.ring in Austria even improved real growth to 2.5 million. The number of fixed-term contract customers grew particularly strongly, contributing over 90 percent to customer growth. Fixed-term contract customers now account for over 51 percent of the entire customer base. This is reflected by the clear success of package rates such as Relax or Flext in the United Kingdom, which are now used by some 7.5 million customers. In the past twelve months, the T-Mobile group achieved organic customer growth of 8.6 million, an increase of over 10 percent.

T-Mobile USA remained the main growth driver with 613,000 new customers, 83 percent of whom hold a fixed-term contract. Within the space of one year, T-Mobile USA’s customer base grew by nearly 4.1 million to 23.3 million at the end of the reporting period. The marketing switch from one-year to two-year contracts at the beginning of the second quarter of 2006 led to a short-term dip in growth for fixed-term contract customers. The number of new customers gained each month increased again in the course of the second quarter of 2006, returning to the high first-quarter level in June. The positive customer retention effect resulting from the sale of two-year contracts is expected to be felt in the coming year. T-Mobile USA continued to focus on profitable growth in the increasingly competitive pay-as-you-go customer segment.

ARPU4 at T-Mobile USA fell by EUR 1 year-on-year to EUR 40 in the second quarter of 2006. A slight increase in contract customer ARPU almost completely balanced out a decline in pay-as-you-go ARPU. Data services revenue per customer developed particularly well, rising by over 40 percent compared with the prior-year quarter. At 11 percent in total, the proportion of data services revenue in the second quarter clearly passed the 10-percent mark that was achieved for the first time in the first quarter of 2006.

T-Mobile Deutschland also continued to expand its customer base in the second quarter of 2006. The number of customers rose by a total of 170,000. A particularly encouraging development was the strong growth in fixed-term contract customers, which at 175,000 reflects the successful marketing of the Relax rates. Another growth driver was the T-Mobile@home calling plan introduced in January 2006. By the end of the reporting period, over 700,000 customers had opted for this service allowing them to make attractively priced mobile calls from home. With a drop of only 5,000, the number of pay-as-you-go customers remained practically stable. The decline in ARPU to EUR 21 during the second quarter of 2006 is mainly attributable to the continued intense price competition in Germany and to the reduction in mobile termination charges in December 2005. Compared with the first quarter of 2006, ARPU increased slightly.

T-Mobile UK succeeded in attracting 369,000 new customers in the United Kingdom. While the number of pay-as-you-go customers remained virtually constant, the number of fixed-term contract customers grew by a record 363,000. This represents over 11 percent growth in fixed-term contract customers within one quarter and demonstrates the success of the Flext calling plan introduced at the beginning of March 2006, which has already attracted 771,000 new customers to T-Mobile UK. This represents an increase of 515,000 on the first quarter of 2006. By focusing on fixed-term contract growth, ARPU stabilized at EUR 28 compared with the same period last year.

Growth also continued unabated in the rest of Western Europe and in Eastern Europe. In both regions, T-Mobile again boosted new customer growth year-on-year despite increased penetration. The higher proportion of fixed-term contract customers over the previous year underlines the valuable nature of this growth.

4                     ARPU — average revenue per user — is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

Mobile Communications: Development of operations

		Second quarter of 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Total revenue[a]	7,575	7,856	7,197	9.2	15,431	13,943	10.7	29,452
of which: T-Mobile Deutschland	2,004	2,060	2,128	(3.2)	4,064	4,202	(3.3)	8,621
of which: T-Mobile USA	3,354	3,340	2,858	16.9	6,694	5,456	22.7	11,887
of which: T-Mobile UK	1,032	1,122	1,013	10.8	2,154	2,001	7.6	4,153
of which: T-Mobile Netherlands	271	282	267	5.6	553	523	5.7	1,064
of which: T-Mobile Austria[b]	217	285	213	33.8	502	435	15.4	885
of which: T-Mobile CZ	240	259	229	13.1	499	446	11.9	938
of which: T-Mobile Hungary	257	260	275	(5.5)	517	531	(2.6)	1,090
of which: T-Mobile Hrvatska	116	138	129	7.0	254	230	10.4	512
of which: T-Mobile Slovensko	100	104	93	11.8	204	179	14.0	378
of which: Other[c]	42	48	45	6.7	90	76	18.4	174
EBIT (profit from operations)	1,055	1,083	1,225	(11.6)	2,138	2,191	(2.4)	3,005
EBIT margin (%)	13.9	13.8	17.0		13.9	15.7		10.2

Depreciation, amortization and impairment losses	(1,225)	(1,280)	(1,180)	(8.5)	(2,505)	(2,316)	(8.2)	(6,696)
EBITDA[d]	2,280	2,363	2,405	(1.7)	4,643	4,507	3.0	9,701
Special factors affecting EBITDA[d]	0	0	(38)[e]	n.a.	0	(47)[f]	n.a.	(71)[g]
Adjusted EBITDA[d]	2,280	2,363	2,443	(3.3)	4,643	4,554	2.0	9,772
Adjusted EBITDA margin[d] (%)	30.1	30.1	33.9		30.1	32.7		33.2

Cash capex[h]	(1,092)	(840)	(1,007)	16.6	(1,932)	(3,512)	45.0	(5,603)

Number of employees[i]	51,511	52,603	49,271	6.8	52,057	49,092	6.0	49,479

a                     The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

b                    Including the first-time consolidation of tele.ring.

c                     “Other” includes the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET has been fully consolidated since the second quarter of 2005.

d                    Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

e                     Expenses for Save for Growth at T-Mobile Deutschland (EUR 33 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 2 million), expenses at T-Mobile Deutschland for Vivento (EUR 1 million).

f                       Expenses for Save for Growth at T-Mobile Deutschland (EUR 33 million), T-Mobile Austria (EUR 7 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 2 million); expenses at T-Mobile Deutschland for Vivento (EUR 3 million).

g                    Expenses for Save for Growth at T-Mobile Deutschland (EUR 33 million), T-Mobile UK (EUR 23 million), T-Mobile Austria (EUR 7 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 3 million); expenses at T-Mobile Deutschland for Vivento (EUR 3 million).

h                    Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

i                        Average number of employees.

Mobile Communications: Total revenue

In the first six months of 2006, T-Mobile boosted its revenue by 10.7 percent or EUR 1.5 billion year-on-year. The main driver of this continued strong growth was again T-Mobile USA, whose revenues rose by 22.7 percent. The T-Mobile group also recorded double-digit growth rates in the Czech Republic, Slovakia, and Montenegro. In the United Kingdom, revenue growth accelerated from 4.5 percent in the first quarter to 10.8 percent in the second quarter of 2006. In Austria, the acquisition of tele.ring at the end of April 2006 led to correspondingly higher revenue for T-Mobile Austria. With the exception of Germany and Hungary, all companies increased their ARPU revenues. Developments at T-Mobile UK are particularly encouraging: Growth in ARPU revenue by more than 8.4 percent clearly reflects the company’s success in acquiring fixed-term contract customers. The decline in revenue in Germany is largely attributable to the reduction in termination charges in December last year and the relentless price pressure.

Mobile Communications: EBITDA

At EUR 4.6 billion, adjusted EBITDA in the Mobile Communications strategic business area increased by 2.0 percent in the first six months of 2006 compared with the previous year’s adjusted figure. EBITDA rose by 3 percent over the unadjusted EBITDA figure of the previous year. The adjusted EBITDA margin declined by 2.6 percentage points to 30.1 percent due to the announced investments in customer growth and measures to improve market position. At nearly EUR 1.9 billion, T-Mobile USA recorded by far the highest EBITDA of all the national companies. This equates to a margin of 28 percent. With an EBITDA margin of 39 percent, T-Mobile Deutschland recorded EBITDA of EUR 1.6 billion. This represents a slight decline on the first half of 2005. Compared with the first quarter of 2006, the EBITDA margin for T-Mobile UK in the second quarter of 2006 remained virtually constant at 15 percent. In the United Kingdom, the focus was again on the marketing of new calling rates and the correspondingly strong customer growth in the second quarter of 2006.

Mobile Communications: EBIT

EBIT (profit from operations) decreased by EUR 0.1 billion in the first six months of 2006 to EUR 2.1 billion. Depreciation, amortization, and impairment losses increased by EUR 0.2 billion due to the larger asset base.

Mobile Communications: Personnel

In the first six months of 2006, the average number of employees in the Mobile Communications strategic business area increased by 2,965 year-on-year to 52,057. The higher figure is primarily attributable to the recruitment of new staff at T-Mobile USA as a result of the company’s growth. In Europe, the number of employees increased slightly, while the initial consolidation of tele.ring in Austria and the growth-driven recruitment of new staff in the United Kingdom more than offset workforce reductions in Germany.

Broadband/Fixed Network.

Broadband/Fixed Network: Customer development and selected KPIs

	June 30, 2006 millions	Mar. 31, 2006 millions	Change June 30, 2006/ Mar. 31, 2006%	Dec. 31, 2005 millions	Change June 30, 2006/ Dec. 31, 2005%	June 30, 2005 millions	Change June 30, 2006/ June 30, 2005%
Broadband[a]
Lines (total)[b]	10.0	9.4	6.4	8.6	16.3	7.1	40.8
Domestic[c]	9.0	8.6	4.7	7.9	13.9	6.7	34.3
of which: resale[d]	2.5	2.2	13.6	1.6	56.3	0.7	n.a.
International[e]	1.0	0.8	25.0	0.6	66.7	0.4	n.a.
Broadband rates (total)[f]	6.5	6.1	6.6	5.5	18.2	4.5	44.4
of which: domestic	5.1	4.9	4.1	4.5	13.3	3.7	37.8

Narrowband[a]
Lines (total)[b]	40.1	40.6	(1.2)	41.2	(2.7)	42.1	(4.8)
Domestic[g]	34.2	34.7	(1.4)	35.2	(2.8)	36.0	(5.0)
Standard analog lines	24.9	25.2	(1.2)	25.5	(2.4)	25.9	(3.9)
ISDN lines	9.4	9.6	(2.1)	9.8	(4.1)	10.1	(6.9)
International (Eastern Europe only)	5.8	5.9	(1.7)	6.0	(3.3)	6.2	(6.5)
Magyar Telekom[h]	3.0	3.1	(3.2)	3.2	(6.3)	3.3	(9.1)
Slovak Telekom	1.2	1.2	0.0	1.2	0.0	1.2	0.0
T-Hrvatski Telekom	1.6	1.6	0.0	1.7	(5.9)	1.7	(5.9)
Narrowband rates (total)[f]	3.8	4.1	(7.3)	4.4	(13.6)	4.9	(22.4)

Internet customers with a billing relationship (total)[f,i]	15.6	15.5	0.6	15.2	2.6	14.7	6.1

Table includes broadband and narrowband lines (Germany plus Eastern and Western Europe).

a                     The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

b                    Lines in operation.

c                     Broadband lines excluding lines for internal use.

d                    Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

e                     Includes customers with broadband lines on proprietary network.

f                       “Customers with a billing relationship” includes Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes Ya.com and Club Internet.

g                    Telephone lines excluding internal use and public telecommunications, including wholesale services.

h                    Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Telekom Montenegro. Prior-year comparatives have not been adjusted.

i                        Total calculated on the basis of customers (broadband and narrowband rates) in Germany, in Western and Eastern Europe with a billing relationship and PAYG (pay as you go).

The Broadband/Fixed Network strategic business area continued its growth course in the broadband market in the second quarter of 2006, driving up the number of both broadband lines and broadband rate customers. The total number of broadband lines rose by 594,000 to 10.0 million in the second quarter of 2006. In Germany, around 9.0 million DSL lines provided by T-Com were in operation at the end of June 2006, up 402,000 in the second quarter of the year. This increase trailed the figure for the prior quarter for seasonal reasons, but far outstripped that for the prior-year quarter. T-Com participated in the sustained, buoyant broadband growth in particular through its DSL resale business. Falling prices on the ISP market and the intensified marketing of bundled packages were the driving forces behind the dynamic growth in the broadband sector. The total number of DSL resale lines for third parties increased in the second quarter of 2006 by 387,000 to 2.5 million. By contrast, the development of the Group’s retail share in Germany was slowed by the delay in the merger of T-Online International AG into Deutsche Telekom AG. Outside Germany the broadband boom is continuing, adding 192,000 DSL lines in the second quarter of 2006. Broadband/Fixed Network recorded high growth rates in Eastern Europe, where the total number of new broadband lines increased by 87,000 quarter-on-quarter to 751,000. The customer base therefore more than doubled compared with the previous year. In Western Europe, the strong growth recorded in the first quarter of 2006 continued thanks to the establishment of its own infrastructure which again boosted the number of additions, this time by over 100,000 to 262,000.

As the number of broadband lines continued to grow, so does the broadband rate customer base, which expanded by a total of 381,000 customers to 6.5 million. In Germany, Broadband/Fixed Network served 5.1 million DSL rate customers at the end of the reporting period. This corresponds to growth of 235,000 new customers in three months and an increase of just under 38 percent or 1.4 million net additions compared with the second quarter of 2005. Outside Germany, the Broadband/Fixed Network strategic business area attracted 147,000 new broadband rate customers in the second quarter of 2006. Growth in Eastern Europe in the second quarter of 2006 of 75,000 DSL rate customers thus surpassed that in the same quarter of the previous year by a substantial margin. In Western Europe, there were 795,000 DSL rate customers at the end of the second quarter of 2006. This represents an increase of 326,000 or just under 70 percent year-on-year.

The positive development ultimately reflects the success of a systematic quality strategy with which the Broadband/Fixed Network business area provides its broadband customers with advanced access line technology and DSL services. This is evidenced by a Stiftung Warentest study of 15 Internet service providers in Germany (“test” magazine, May 2006 edition) in which T-Online came out on top.

During the reporting period, Broadband/Fixed Network continued to develop its product portfolio to include new innovative broadband services. Its portfolio of access services was broadened with the offer of a double flat rate for surfing and DSL telephony that can be selected for all available access line speeds. Mid-May 2006 also saw the market launch of the new T-DSL 16000 line for particularly data-intensive applications. In the entertainment area, the existing video-on-demand portfolio is being continually expanded: Customers now have access to a film library with 1,300 titles from all genres including 600 Hollywood blockbusters. The positive response from customers is reflected in the approximately 120,000 streams per month in the second quarter of 2006.

In the second quarter of 2006, Broadband/Fixed Network expanded its offering for the online games portal Gamesload by entering into new alliances with prominent providers such as Take 2 Interactive and Zylom. Musicload announced a substantial increase in acceptance on Germany’s online music download market. In the first six months of the year, downloads were up 34 percent year-on-year to approximately 7.7 million.

Broadband/Fixed Network recorded a drop in the number of narrowband lines, as expected. The customer churn in favor of fixed-network competitors with fully integrated bundled packages was the main factor in the decline in narrowband lines in Germany. The loss of lines often occurs in connection with customers’ acquisition of their first broadband line. The Broadband/Fixed Network strategic business area had only limited capacity to act due to the delay in the merger of T-Online International AG into Deutsche Telekom AG. On the domestic market, the number of fixed-network lines decreased by 503,000 or 4.8 percent to 34.2 million in the second quarter of 2006, mirroring the decline in the previous quarter. This was compounded by the effects of fixed-mobile substitution in particular and, to a lesser extent, substitution by cable network operators. At 9.4 million, the total number of T-ISDN lines decreased by approximately 7 percent year-on-year, a disproportionately high figure. This trend can be attributed in part to the bundled voice and Internet products offered by competitors. An increasing number of DSL line users are also switching from T-ISDN to an analog T-Net line.

The declining trend in the volume of call minutes in T-Com’s network persisted. Aside from the loss of T-Com’s own lines, this is attributable to the increasing substitution by voice over IP and mobile communications compared with the previous year. By contrast, T-Com once again increased its customer retention for local, national, international and fixed-to-mobile calls by successfully marketing rate options—now with 14.6 million rate customers — as in previous quarters. This shows that T-Com has managed to sustainably combat call-by-call and preselection. The XXL Fulltime rate proved to be particularly popular with customers. T-Com attracted almost 1.4 million customers for this rate in just under nine months. 717,000 customers opted for the fixed-to-mobile optional calling plan introduced on December 1, 2005.

Broadband/Fixed Network: Development of operations

		Second quarter of 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	6,156	6,146	6,469	(5.0)	12,302	13,024	(5.5)	26,035
Domestic	5,464	5,445	5,776	(5.7)	10,909	11,667	(6.5)	23,249
of which: network communications	2,885	2,838	3,098	(8.4)	5,723	6,262	(8.6)	12,349
of which: value-added services	233	224	264	(15.2)	457	537	(14.9)	1,069
of which: terminal equipment	74	82	94	(12.8)	156	185	(15.7)	425
of which: data communications	318	324	281	15.3	642	620	3.5	1,226
of which: wholesale services	1,028	1,089	1,066	2.2	2,117	2,143	(1.2)	4,357
of which: IP/Internet[a]	740	714	758	(5.8)	1,454	1,511	(3.8)	2,994
International	692	701	693	1.2	1,393	1,357	2.7	2,786
EBIT (profit from operations)	1,262	1,254	1,409	(11.0)	2,516	2,843	(11.5)	5,142
EBIT margin(%)	20.5	20.4	21.8		20.5	21.8		19.8
Depreciation, amortization and impairment losses	(969)	(972)	(1,012)	4.0	(1,941)	(2,022)	4.0	(4,034)
EBITDA[b]	2,231	2,226	2,421	(8.1)	4,457	4,865	(8.4)	9,176
Special factors affecting EBITDA[b]	(46)	(13)	(8)	(62.5)	(59)	(8)	n.a.	(683)
Adjusted EBITDA[b]	2,277	2,239	2,429	(7.8)	4,516	4,873	(7.3)	9,859
Domestic	2,052	2,028	2,191	(7.4)	4,080	4,386	(7.0)	8,945
International	225	211	238	(11.3)	436	487	(10.5)	914
Adjusted EBITDA margin[b](%)	37.0	36.4	37.5		36.7	37.4		37.9
Domestic(%)	37.6	37.2	37.9		37.4	37.6		38.5
International(%)	32.5	30.1	34.3		31.3	35.9		32.8
Cash capex[c]	(689)	(787)	(540)	(45.7)	(1,476)	(936)	(57.7)	(2,481)
Number of employees[d]	110,202	110,028	113,515	(3.1)	110,115	113,193	(2.7)	112,872
Domestic[e]	87,327	87,118	88,637	(1.7)	87,222	88,479	(1.4)	88,578
International	22,875	22,910	24,878	(7.9)	22,893	24,714	(7.4)	24,294

Following the merger of T-Online International AG into Deutsche Telekom AG T-Online no longer reports as a separate unit but is managed as a successful product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

a                     Including the revenues previously generated by T-Online in Germany.

b                    Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

c                     Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

d                    Average number of employees.

e                     Due to the transfer of the Telekom Direkt sales unit to T-Com, T-Com’s workforce increased by almost 192 employees. Prior-year comparatives have not been adjusted.

Broadband/Fixed Network:Total revenue

The total revenue of the Broadband/Fixed Network strategic business area for the first six months of 2006 amounted to EUR 12.3 billion, a year-on-year decrease of 5.5 percent compared with a decrease of 6.1 percent in the first quarter of 2006. In Germany, revenue decreased by 6.5 percent to EUR 10.9 billion in the first half of 2006. This drop is mainly attributable to lower call revenues and a reduction in the number of narrowband lines, but also to declines in interconnection services. Revenue from business with the Business Customers strategic business area also decreased. This revenue shortfall was partly offset by volume growth in DSL resale to third parties and in leased subscriber lines. Outside Germany, revenue rose by 2.7 percent to approximately EUR 1.4 billion due in part to the effects of consolidation. On the one hand, the Western European subsidiaries in Spain and France boosted net revenue by 52.4 percent to just under EUR 0.2 billion on the back of the successful expansion strategy in the broadband market. On the other hand, despite dynamic broadband growth and acquisitions, the Eastern European subsidiaries recorded a 1.5 percent decline in revenue to EUR 1.2 billion owing to a downturn in the traditional fixed-network business and the weaker exchange rate in Hungary.

Broadband/Fixed Network:Total revenue, domestic

Network communications revenue fell by EUR 0.5 billion to EUR 5.7 billion. As a result of intense competition from the combined voice and Internet packages offered by Deutsche Telekom’s competitors, access revenues decreased slightly by 1.2 percent or EUR 47 million. It was not possible to fully offset this decline from line losses by increased marketing of rate options as a component of access line products introduced to retain customers. Call revenues decreased by almost EUR 0.5 billion to EUR 1.8 billion compared with the first six months of 2005. This was mainly attributable to a lower average call minute price due to the increased penetration of rate options and the transfer to end customers of the reduction in termination charges for fixed-to-mobile calls. The decline in call minutes resulting from line losses as well as increasing mobile and voice-over-IP substitution also impacted call revenues.

In the area of value-added services, the revenue drop was mainly caused by a switch in the Premium Rate Services billing model since the beginning of 2006 whereby, the total revenue is now billed using a commission-based method. Revenue in the reporting period thus declined by around 14.9 percent year-on-year to just under EUR 0.5 billion.

In the first half of 2006, revenues from terminal equipment declined by almost 16 percent year-on-year to just under EUR 0.2 billion due to the decrease in the rental business.

By contrast, data communications revenues benefited from a number of developments, including the reallocation of business customers with Telekom Designed Network (TDN) contracts from the Business Customers strategic business area to Broadband/Fixed Network. In the first half of 2006, revenue rose by 3.5 percent to EUR 0.6 billion over the prior year.

Revenue development in wholesale services was marked by contrasting effects. Total wholesale revenue declined by 1.2 percent to EUR 2.1 billion compared with the first six months of 2005. The significant volume-driven growth in revenue from leased subscriber lines had a positive effect, despite the 9.8 percent rate reduction that was imposed by the German regulatory authorities and which took effect on April 1, 2005. It was also supported by strong volume-driven growth in revenues generated with the DSL resale product. By contrast, revenues from interconnection services decreased due to price reductions imposed by the German regulatory authorities that took effect on June 1, 2006 and volume effects resulting from increasing direct network interconnection between competitors. This area also posted a decline in call-by-call and preselection minutes as a consequence of the successful calling plan strategy. Wholesale originating services for Internet service providers had a negative impact on revenue. The narrowband sector recorded volume-related declines due to the continuing migration to broadband. In the broadband sector, price adjustments resulted in a reduction in revenue. The decrease in prices in the International Carrier Services and Solutions (ICSS) business also contributed to a revenue decline.

Revenue in the IP/Internet area declined in the first six months of the year by 3.8 percent year-on-year to EUR 1.5 billion. The volume growth in retail broadband lines and rates was unable to completely offset the drop in ISP prices.

Broadband/Fixed Network:Total revenue, international

Revenue in Eastern Europe fell slightly short of the prior-year level at EUR 1.2 billion in the first six months of 2006. The positive effect from the initial consolidation of Telekom Montenegro (Telekom Crne Gore A.D.) from the second quarter of 2005, Orbitel from February 2006, and Dataplex from April 2006 at Magyar Telekom could not fully offset the effect of a weak Hungarian forint. The traditional fixed-network business continues to be dominated by intense competition in all countries, especially from mobile communications. It is compounded by competition in the consumer business as a result of call-by-call, preselection, and cable providers. The decline in revenue in the traditional fixed-network business was partially offset by successful growth in the broadband sector in the first six months of 2006.

Revenue in Western Europe increased by 52.4 percent to EUR 0.2 billion. This is mainly attributable to the expansion of the Internet business in France and Spain, which is the result of a systematic market strategy in the broadband market.

Broadband/Fixed Network:Net revenue

Net revenue decreased by 5.4 percent compared with the first half of the previous year to EUR 10.3 billion.

Broadband/Fixed Network:EBITDA, adjusted EBITDA

Adjusted EBITDA in the Broadband/Fixed Network strategic business area decreased by almost EUR 0.4 billion to EUR 4.5 billion. This decline is mainly the result of lower revenues in Germany, particularly in the traditional fixed-network business. Adjusted EBITDA was also negatively affected by the expansion of the broadband customer base, which resulted in higher customer acquisition and marketing costs in Germany, France, and Spain. It should be noted that customer acquisition costs, which were previously capitalized, were recognized as expenses for the first time in the first quarter of 2006. This development was partially offset by improvements on the cost side.

In Germany, the strategic business area recorded adjusted EBITDA of EUR 4.1 billion. In view of the EUR 0.8 billion decline in revenue, the decline in adjusted EBITDA by EUR 0.3 billion — despite increased costs in connection with the launch of new products and a rise in customer acquisition costs — is disproportionately low. This development was compensated, for example, by positive effects from cost reduction measures for rentals, including from leased-out office space and the more efficient use of space, as well as improved receivables management. In addition, revenue-driven costs for merchantdise and telecommunications services were reduced. Billing and collection costs, legal and consulting costs, and maintenance costs also decreased. In addition, other operating income resulting from the transfer of Telekom Direkt from Group Headquarters & Shared Services to the management control of T-Com had a positive impact on adjusted EBITDA. The relocation improved sales support for customers.

Outside Germany, adjusted EBITDA declined by EUR 0.1 billion to EUR 0.4 billion. This was attributable to targeted advertising and sales measures, in particular to enhance customer acquisition in Western Europe, that led to higher marketing costs.

Broadband/Fixed Network:EBIT

EBIT (profit from operations) in the first half of 2006 decreased to EUR 2.5 billion, a decline of 11.5 percent compared with the prior-year period.

Broadband/Fixed Network:Personnel

At 110,115, the average number of employees in the Broadband/Fixed Network strategic business area in the first half of 2006 was 2.7 percent lower than the corresponding prior-year figure. In Germany, the workforce was reduced by approximately 1,250 employees year-on-year to 87,222.

Internationally, the number of employees fell by more than 1,800 on average. The Eastern European workforce diminished by around 2,100 as a consequence of the successful optimization of performance processes, while 290 new employees were hired in Western Europe.

Business Customers

Business Customers: Selected KPIs

	June 30, 2006	Mar. 31, 2006	Change June 30, 2006/ Mar. 31, 2006%	Dec. 31, 2005	Change June 30, 2006/ Dec. 31, 2005%	June 30, 2005	Change June 30, 2006/ June 30, 2005%
Enterprise Services[a]
Computing & Desktop Services
Number of servers managed and serviced (units)	32,761	38,419	(14.7)	38,392	(14.7)	38,290	(14.4)
Number of workstations managed and serviced (millions)	1.36	1.36	0.0	1.35	0.7	1.30	4.6
Systems Integration
Hours billed[b](millions)	5.6	2.9	n.a.	11.5	n.a.	5.8	(3.4)
Utilization rate[c](%)	79.8	79.8	0.0p	79.1	0.7p	78.1	1.7p
Business Services[a]
Voice revenue[b](millions of €)	848	430	n.a.	1,848	n.a.	946	(10.4)
Data revenue (legacy/IP)[b](millions of €)	1,171	564	n.a.	2,346	n.a.	1,150	1.8
IT revenue[b](millions of €)	308	135	n.a.	405	n.a.	185	66.5

a                     The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

b                    Cumulative figures at the balance sheet date.

c                     Ratio of average number of hours billed to maximum possible hours billed per period.

For the Business Customers strategic business area, the first half of 2006 was marked by even fiercer competitive pressure. The level of new orders received increased slightly. Business Customers suffered a decline of approximately 6.5 percent in orders received in the first three months of this year, but this decrease slowed to approximately 0.3 percent in the second quarter of 2006.

In the Computing & Desktop Services area, the Enterprise Services business unit further increased the number of workstations managed and serviced by systematically strengthening its customer relations. Strong price pressure in this area, however, meant that this was not accompanied by any revenue growth. By contrast, the IT business with key accounts and small and medium-sized companies posted growth. At approximately 67 percent, the Business Services unit generated a significant year-on-year increase in this market. Development in the IP segment of the Business Services unit is also encouraging, although it was unable to offset the decline in traditional data communication services in the first half of 2006 that was due to competitive and price pressures.

Business Customers: Development of operations

		Second quarter of 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	3,011	3,146	3,219	(2.3)	6,157	6,325	(2.7)	12,850
Enterprise Services	1,944	2,057	2,086	(1.4)	4,001	4,127	(3.1)	8,370
Business Services	1,067	1,089	1,133	(3.9)	2,156	2,198	(1.9)	4,480
EBIT[a] (profit from operations)	99	37	195	(81.0)	136	369	(63.1)	409
Special factors affecting EBIT[a]	(28)	(54)	(5)	n.a.	(82)	(6)	n.a.	(290)
Adjusted EBIT[a]	127	91	200	(54.5)	218	375	(41.9)	699
Adjusted EBIT margin[a](%)	4.2	2.9	6.2		3.5	5.9		5.4

Depreciation, amortization and impairment losses	(214)	(235)	(223)	(5.4)	(449)	(440)	(2.0)	(896)
EBITDA[b]	313	272	418	(34.9)	585	809	(27.7)	1,305
Special factors affecting EBITDA[b]	(28)	(54)	(5)	n.a.	(82)	(6)	n.a.	(281)
Adjusted EBITDA[b]	341	326	423	(22.9)	667	815	(18.2)	1,586
Adjusted EBITDA margin[b] (%)	11.3	10.4	13.1		10.8	12.9		12.3

Cash capex[c]	(153)	(196)	(168)	(16.7)	(349)	(300)	(16.3)	(775)

Number of employees[d]	51,738	57,010	51,727	10.2	54,374	51,521	5.5	51,744

a                     EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

b                    Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

c                     Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

d                    Average number of employees.

Business Customers: Total revenue

The total revenue of the Business Customers strategic business area was approximately EUR 6.2 billion in the first half of 2006, corresponding to a year-on-year decrease of 2.7 percent. The primary reasons for this are lower revenue from large and multinational business customers in the Telecommunications segment, and lower revenue in the Desktop Services segment. The international business grew significantly, in contrast to the domestic German business. Overall, the Business Customers area generated 13.7 percent year-on-year revenue growth outside Germany. This is attributable primarily to the acquisition of former VW subsidiary gedas at the end of the first quarter of 2006, allowing the Business Customers area to further expand its international footprint. gedas was fully consolidated for the first time as of March 31, 2006.

Business Customers: Net revenue

Business with customers outside the Deutsche Telekom Group decreased by 2 percent in the first six months of 2006 primarily due to lower revenue in the Enterprise Services business unit, in particular in the Telecommunications and Computing & Desktop Services segments. In the Telecommunications area, positive growth in the IP segment was unable to offset the continued fierce price pressure in the voice and data business. Net revenue also declined in Computing & Desktop Services due to the sharp fall in prices and the low level of new business. By contrast, the Systems Integration area recorded an increase in net revenue, due in particular to the acquisition of gedas. The telecommunications sector continues to be the main driver of developments in the Business Services unit. The successful implementation of the IT strategy for small and medium-sized businesses, and growth in the IP business, were unable to counter the negative trend in traditional data communication services.

Business Customers: EBITDA, adjusted EBITDA

In the first half of 2006, the Business Customers area generated EBITDA of approximately EUR 0.6 billion. This 27.7 percent year-on-year decrease is mainly attributable to the continued high price and competitive pressure. Lower margins and smaller corporate IT budgets are the main contributing factors to the decrease in EBITDA. However, restructuring expenses also had an impact on EBITDA. Adjusted for these costs, the decrease was only 18.2 percent.

Business Customers: EBIT, adjusted EBIT

At EUR 0.1 billion in the first half of 2006, EBIT (profit from operations) also declined year-on-year. Profit from operations decreased by 63.1 percent overall compared with the first six months of 2005. Adjusted EBIT was around 41.9 percent below the prior-year level.

Business Customers: Personnel

The average headcount within the Business Customers strategic business area was 54,374, an increase of 5.5 percent year-on-year. The inclusion of gedas was the major factor driving this growth.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit mainly consists of the Real Estate Services division, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento.

In addition to its presence in Hungary, Real Estate Services has been represented in Slovakia since June 2006. DeTeImmobilien-Slovakia s.r.o, a joint venture between DeTe Immobilien (Deutsche Telekom Immobilien und Service GmbH) and a local partner, will provide integrated real estate management and facility management services in Slovakia. The company’s largest customer is the national telecommunications company, Slovak Telekom.

In the second quarter of 2006, Vivento established Vivento Interim Services GmbH to support the workforce restructuring measures within the Group. The newly formed company will be staffed by junior Deutsche Telekom employees on fixed-term contracts who have passed their final exams but have yet to find a follow-up position and can thus gain further professional experience through Vivento Interim Services. Vivento Interim Services aims to fill temporary employment gaps caused by workforce restructuring where no suitable transferees are available.

Vivento currently has a workforce of approximately 14,800, of which around 700 are Vivento’s own employees/members of management, around 7,600 are employed at Vivento’s business lines, and around 6,500 are transferees. At the reporting date, some 3,900 of these transferees were engaged on a contract or temporary basis. Around 1,900 staff left Vivento in the first half of 2006. Since its formation, some 20,800 employees have thus found new jobs outside the company. Vivento took on some 1,400 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 35,600. The employment rate remains high: At June 30, 2006, around 83 percent of the approximately 14,100 employees (excluding Vivento’s own staff and management) were in employment or undergoing training. A major contributing factor is the consistent and successful staffing of Vivento’s business lines. Vivento Customer Services increased its number of staff to around 3,300 in the second quarter of 2006, with another approximately 300 Vivento employees working for Vivento Customer Services on a contract or temporary basis at the reporting date. Vivento Technical Services also recorded an increase in its workforce to around 2,000 at the end of the first half of 2006. Some 400 Vivento employees were also hired on a contract or temporary basis.

In a ruling dated June 22, 2006, the German Federal Administrative Court created legal certainty with regard to the transfer of civil servants to Vivento declaring the transfer as not legally permissible. Deutsche Telekom has acknowledged the ruling and will analyze the reasons given as soon as these are available. The Company will decide what further steps to take on the basis of its analysis. Until such time, no further civil servants will be transferred to Vivento. The situation for the civil servants already transferred will remain unchanged — they will stay at Vivento and will continue to be given temporary employment or a new permanent position inside or outside the Group. The transfers made to Vivento to date are legally valid because the transfer process is completed. Deutsche Telekom will continue to implement the necessary workforce restructuring measures as before. To do this, the Company will continue to use Vivento’s placement skills in addition to instruments such as voluntary redundancy and early retirement.

Group Headquarters & Shared Services: Development of operations

		Second quarter of 2006			First half of 2006
	Q1 2006 millions of €	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Total revenue	871	894	883	1.2	1,765	1,736	1.7	3,505
EBIT (loss from operations)	(94)	(271)	(232)	(16.8)	(365)	(499)	26.9	(840)
EBIT margin (%)	(10.8)	(30.3)	(26.3)		(20.7)	(28.7)		(24.0)

Depreciation, amortization and impairment losses	(174)	(193)	(212)	9.0	(367)	(396)	7.3	(928)
EBITDA[a]	80	(78)	(20)	n.a.	2	(103)	n.a.	88
Special factors affecting EBITDA[a]	(7)	4	46	(91.3)	(3)	35	n.a.	423
Adjusted EBITDA[a]	87	(82)	(66)	(24.2)	5	(138)	n.a.	(335)
Adjusted EBITDA margin[a] (%)	10.0	(9.2)	(7.5)		0.3	(7.9)		(9.6)

Cash capex[b]	(114)	(103)	(118)	12.7	(217)	(174)	(24.7)	(456)

Number of employees[c]	29,973	29,753	29,997	(0.8)	29,863	30,432	(1.9)	29,931
of which: at Vivento[d]	14,500	14,800	16,500	(10.3)	14,800	16,500	(10.3)	15,300

a                     Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 47 et seq.

b                    Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

c                     Average number of employees.

d                    Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue

Total revenue of Group Headquarters & Shared Services increased slightly year-on-year in the first half of 2006. This positive development was driven mainly by the continued expansion of business at Vivento Customer Services and Vivento Technical Services. However, the real estate group’s invoices to the strategic business areas declined, due mainly to price and volume reductions as well as the effect of converting the lease models with the business areas.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

EBITDA improved substantially compared with the first half of 2005 — largely due to the year-on-year growth in earnings contributions from real estate sales, which was only partially offset by the decline in intragroup revenue recorded by the real estate group. In addition, EBITDA benefited from the reversal of a provision in connection with the housing assistance program (Wohnungsfuersorge), after the pending arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved by an arbitral award in the first quarter of 2006. The further decrease in Vivento’s workforce also had a positive effect on this item. This was contrasted by expenses relating to the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area in the first quarter of 2006. Negative special factors affecting EBITDA amounted to EUR 3 million in the reporting period. They relate to expenses for voluntary redundancies and transfer payments made to Vivento, which have an offsetting effect. In the prior-year period, special factors amounted to EUR 35 million and included transfer payments made to Vivento, income from insurance refunds, and expenses for voluntary redundancies. Adjusted EBITDA increased by EUR 143 million as against the first half of 2005 to EUR 5 million.

Group Headquarters & Shared Services: EBIT

EBIT improved by EUR 134 million compared with the prior-year period. In addition to the substantial growth in adjusted EBITDA, this positive development is mainly attributable to the decline in depreciation, amortization, and impairment losses, primarily relating to Deutsche Telekom AG’s real estate assets.

Group Headquarters & Shared Services: Personnel

The average number of employees was 29,863 at the end of the reporting period, down slightly year-on-year. Significant decreases in the headcount at Vivento were partially offset by the intragroup pooling of shared service activities at the Real Estate, Security and HR Services units.

Outlook.

Highlights after the balance sheet date (June 30, 2006).

Group

Staff restructuring and reduction program continues.

•                     The Group is continuing to implement its staff restructuring program. One of the instruments used to implement the essential workforce reduction at Deutsche Telekom AG on a voluntary basis is severance payments. Deutsche Telekom AG’s special redundancy payment program (Abfindung spezial), which will grant severance payments of up to EUR 225,000, is due to expire on August 31, 2006. The redundancy model for T-Systems Enterprise Services and T-Systems Business Services sets December 31, 2006 as the deadline for the higher voluntary redundancy payments. Additional job cuts will need to be made at Deutsche Telekom AG as per September 1, 2006. Workforce adjustments will continue as before, covering both non-civil servants and civil servants. Until such time as Deutsche Telekom has reviewed the reasons for the ruling by the Federal Administrative Court dated June 22, 2006 that the transfer to Vivento of civil servants affected by rationalization measures is impermissible, the civil servants’ original organizational units will use Vivento’s expertise to provide counseling and job placement services in order to avoid a situation whereby civil servants are unoccupied.

Medium-term note issue.

•                     In July 2006, Deutsche Telekom took advantage of the favorable market environment to issue a medium-term note of GBP 250 million. The seven-year bond was successfully placed by the participating banks.

Mobile Communications

HSDPA marketing launched in the United Kingdom.

•                     T-Mobile UK is one of the first mobile communications providers in the United Kingdom to offer its customers HSDPA—the UMTS turbo with speeds of up to 1.8 Mbit/s. At the time of its launch in early August 2006, the network already covered 65 percent of the population. Having introduced HSDPA in Germany, Austria, the Netherlands, and Hungary, T-Mobile is now underlining its innovative strength in mobile broadband also in the United Kingdom.

Introduction of new data communication rates in Germany.

•                     T-Mobile Deutschland introduced new, attractive data prices as of August 1, 2006, thus slashing the cost of data communications. There are four different data volumes available to suit all requirements. In addition to the data volume, all four rates include additional access time for W-LAN HotSpots.

Start of Auction 66 in the United States.

•                     T-Mobile USA, through a wholly-owned subsidiary, has filed an application to participate in the U.S. Federal Communications Commission’s (FCC) Auction 66, which was accepted by the FCC on July 7, 2006. In the auction, the FCC is planning to sell 1,122 spectrum licenses for so-called advanced wireless services. The auction started on August 9, 2006 and is expected to last several weeks. In line with auction rules, all participants had to make upfront payments to qualify for, and register their respective interest in, a maximum amount of spectrum. The amount of the upfront payment is calculated by a formula involving the amount of spectrum per license in any given market times the population of that market times a certain minimum price set by the FCC for that market. The upfront payment will either be used to fund the final payment of the spectrum won by the respective applicant, or be partially or fully refunded if the applicant does not win all or any portion of the spectrum it intended to acquire. In accordance with the FCC’s eligibility requirements for bidding, the T-Mobile USA applicant made an upfront payment of approximately USD 583 million. The format of the bidding will be simultaneous multi-round Internet-based bidding. The FCC will provide complete bid information after each round (e.g., who placed bids on which licenses, who provisionally won bids in that round, how much the bids were for, etc.).

EU Commission proposes price regulation for international mobile roaming.

•                     On July 12, 2006, the EU Commission issued a proposal to regulate the prices charged to consumers for using their mobile phones abroad (international roaming). According to this proposal for a regulation, the wholesale price is to be based on the average termination charge in the European Union. Calls made to domestic numbers while inside another member state may not be priced at more than twice that rate, while calls to a third member state may not exceed three times that amount. Retail prices, too, are to be capped under certain circumstances at an additional 30 percent plus VAT of the limit for the aforementioned wholesale prices. Ultimately, the price of an incoming call should not exceed 130 percent of the European average termination rate. As the regulation has yet to pass through European Parliament and requires adoption by the Council of Ministers, it is not expected to come into force before mid-2007.

Broadband/Fixed Network

IPTV launch in and outside Germany.

•                     As part of the launch of IPTV via the new high-speed network, Deutsche Telekom will not only broadcast around
100 TV channels, but also offer transmissions of the soccer matches of the first and second Bundesliga divisions in cooperation with the Pay-TV channel Premiere. In France, IPTV has already been launched by Club Internet — Deutsche Telekom’s French subsidiary. This new triple-play offering is the first of its kind in France to be based on the Microsoft TV software platform. Preparations for the launch of a triple-play product were also systematically driven forward in Spain in the second quarter of 2006. Ya.com, Deutsche Telekom’s Spanish subsidiary, will introduce a triple-play offering based on the Microsoft TV platform in the second half of 2006. Preparations for implementing the first triple-play packages in Eastern Europe in the second half of 2006 are also successfully underway. In Croatia, for example, the first field test has been in progress since June 2006, giving approximately 1,000 customers the opportunity to test IPTV.

Regulatory order on IP bitstream access.

•                     On July 21, 2006 the Federal Network Agency submitted a draft regulatory order on IP bitstream access, i.e., bitstream access based on the Internet protocol, to the European Commission and the national regulatory authorities of the other Member States. IP bitstream access serves to enable competitors to offer access to the Internet, notably broadband access, to end users, and primarily targets the mass market. The draft order requires Deutsche Telekom AG to provide IP bitstream access on non-discriminatory terms, to keep separate accounts, and to publish a reference offer. With regard to rates, the draft proposes ex-ante approval. The European Commission and the national regulatory authorities of the other Member States have a month to comment on this draft.

T-One launched on August 3, 2006.

•                     T-One combines the advantages of the fixed network, the Internet and mobile communications. Whether at home, on the move or in one of T-Com and T-Mobile’s HotSpots, customers can now talk as well as send and receive text and multimedia messages using a single handset. This means that customers can be reached via the same fixed-network number. Customers receive all services, including voice mail, an address book, and a bill, simply and conveniently all from a single source.

Business Customers

T-Systems supports multimedia experience of the Guggenheim Collection in Bonn.

•                     Art & Exhibition Hall of the Federal Republic of Germany in Bonn has introduced a multimedia exhibition guide for The Guggenheim Collection, which opened on July 20, 2006. This is the first time that such technology has been used for an exhibition in Germany. The Personal Art Assistant explains in texts, sound sequences and films the works of the world-famous art collection, which is being exhibited in Europe for the first time in this form thanks to sponsorship from Deutsche Telekom AG.

T-Systems’ solution combines fixed-network and mobile communications with a single number.

•                     T-Systems combines fixed-network and mobile communications for small and medium-sized enterprises. No matter what their location—on the move, on the company premises, or at their desk—the Octopus Open Mobility solution enables employees to be reached under the same fixed-network number. Even staff whose place of work varies have a single number.

Development of revenue and profit.(6)

Changed market prospects

Despite the strong developments on Deutsche Telekom’s international sales markets, particularly in the key markets of the United States and the United Kingdom, current developments on Deutsche Telekom’s domestic sales markets, such as the slowing growth on the mobile communications market, as well as the faster than expected decline in prices on the telecommunications markets for consumer broadband and business voice telephony, mean that prior expectations for the development of revenue and profit have had to be lowered.

On the basis of the expected market situation Deutsche Telekom is now aiming to generate EBITDA (adjusted for special factors) of between EUR 19.2 billion and EUR 19.7 billion and revenues of between EUR 61.5 billion and EUR 62.1 billion in the full 2006 financial year. In the subsequent year 2007 Deutsche Telekom expects moderate revenue growth and adjusted EBITDA at a similar level to 2006.

Consequences for corporate management control

Deutsche Telekom is responding to the challenges of the rapid technological changes and the strong competition in the telecommunications industry with specific measures to ensure the long-term sustainability of customer relationships and thus the development of revenue and profit.

On the product side, investments in future product areas, as well as the planned simplifications of the price structures, will safeguard Deutsche Telekom’s customer relationships and revenues. Additional cost reduction measures, achieved with the help of increased rationalization investments, such as in new, more cost efficient IP-based networks, will improve the development of profit and therefore ensure the long-term sustainability of cash flow.

These measures assist Deutsche Telekom in achieving its goal of continuing to offer its shareholders an attractive dividend.

Deutsche Telekom expects free cash flow to increase, starting from at least EUR 5 billion in the current financial year to at least EUR 6 billion in 2007. (These numbers already take into account voluntary redundancy and severance payments of around EUR 1 billion per year).

It is vital to the Group’s long-term success that it remains able to operate on a sound financial footing. This includes in particular maintaining a net debt to EBITDA ratio of between 2 and 3, a liquidity reserve of at least 40 percent of net debt and an appropriate gearing (ratio of net debt to equity) of between 0.8 and 1.2.

The immense changes in Deutsche Telekom’s market environment—in particular the rapid technological change—are forcing Deutsche Telekom to adjust its workforce structure. As a result, Deutsche Telekom has set itself the target of reducing the number of jobs at Deutsche Telekom AG by 19,000 net by 2008. The workforce reduction budgeted to date will be implemented using voluntary instruments such as partial retirement arrangements or severance payments. A total of approximately EUR 3.3 billion has been budgeted for this purpose.

6                     Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenues, adjusted EBITDA, liquidity reserves, gearing, and personnel numbers for 2006 and 2007. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives are described in the “Forward Looking Statements” and “Risk factors” sections of the Annual Report on Form 20-F and in the Disclaimer at the end of this report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not guarantee that its forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Deutsche Telekom does not intend or assume any obligation to update forward-looking statements.

Mobile Communications

T-Mobile expects net revenue to grow in 2006, with T-Mobile USA remaining the primary growth driver. Against the background of the expected development for the second half-year, T-Mobile expects EBITDA for the full year to be at least at a similar level to the previous year, although the EBITDA margin in Western Europe will be negatively influenced by higher customer acquisition costs. Regulatory decisions and the further development of the U.S. dollar and pound sterling (GBP) exchange rates may have an effect on T-Mobile’s revenue and profit measured in euros.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area expects net revenue to decline on the whole in 2006 due to intense competition and price reductions.  The planned introduction of innovative products like the T-One DualPhone or triple-play services as well as other measures aimed at defending the existing customer base are intended to bring about an increasing stabilization in the revenue trend beginning in 2007. Declining revenue and start-up losses for new products will result in a reduction in adjusted EBITDA in 2006.

Business Customers

The Business Customers strategic business area (T-Systems) is forecasting a decline in revenue and profit for the 2006 financial year, particularly with regard to the slowing growth on the IP solutions market and the intensifying domestic price reductions in the course of the year.

Group Headquarters & Shared Services

EBITDA at Group Headquarters & Shared Services is influenced largely by Vivento and by the success of the development of the business models and the realization of employment opportunities. The major earnings effects in the first half of 2006 will have a positive impact on EBITDA for the full 2006 financial year.

Risk situation.

For additional explanations concerning Deutsche Telekom’s risk situation, please refer to the other risk factors described in the management report as of December 31, 2005 and the Annual Report on Form 20-F, as well as to the statements on the risk situation published in the Group Report on the first quarter of 2006. Readers are also referred to the “Disclaimer”
at the end of this report.

Appraisal rights proceedings.

•                  In July 2006, Deutsche Telekom AG was served the initial applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement between Deutsche Telekom AG and T-Online International AG dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online International AG whose shares were exchanged for Deutsche Telekom shares following the merger can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio within a period of three months from the date on which the entry of the merger is deemed announced in accordance with the provisions of the Reorganization and Transformation Act. These proceedings are known as appraisal rights proceedings (Spruchstellenverfahren). If the outcome of these proceedings shows that the exchange ratio for the T-Online shares is too low, the competent court will stipulate a supplementary cash payment to be paid by Deutsche Telekom AG to all former shareholders of T-Online International AG whose shares were exchanged for shares of Deutsche Telekom AG within the framework of the merger. The exchange ratio stipulated in the merger agreement was set on the basis of company valuations that were conducted by Deutsche Telekom AG and the former T-Online International AG with the support of two audit firms. Following the signature of the merger agreement, the independent merger auditor selected and appointed by order of court also stated that according to his findings, the exchange ratio is fair.

Toll Collect.

•                  In the view of Deutsche Telekom, the toll collection system has proved its value and meets all of the technical requirements of the operator agreement. The consortium members DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes SA (Cofiroute) and Toll Collect GmbH are currently negotiating with the Federal Government on the issue of a final operating permit. Should the permit not be issued, under the operating agreement the Federal Government may terminate the operator agreement which would also entitle it to exercise a call option on the shares in Toll Collect GmbH.

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is additionally adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year period.

The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables in the sections on the strategic business areas and under “Developments in the Group” outline the way in which Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for the strategic business areas from profit/loss from operations in accordance with IFRS. The special factors are presented for the reporting period and the prior-year period.

Reconciliation of the consolidated income statement

	H1 2006 millions of €	Special factors in H1 2006 millions of €		H1 2006 without special factors millions of €	H1 2005 millions of €	Special factors in H1 2005 millions of €		H1 2005 without special factors millions of €	FY 2005 without special factors millions of €
Net revenue	29,972			29,972	29,031			29,031	59,604
Cost of sales	(15,878)	(92)[a]		(15,786)	(15,213)	(7)	g	(15,206)	(31,327)
Gross profit	14,094	(92)		14,186	13,818	(7)		13,825	28,277
Selling expenses	(7,788)	(19)[b]		(7,769)	(6,946)	(21)[g]		(6,925)	(14,407)
General and administrative expenses	(2,178)	(23)[c]		(2,155)	(2,073)	(14)[g]		(2,059)	(3,948)
Other operating income	606			606	633	41	h	592	1,584
Other operating expenses	(331)	(26)[d]		(305)	(573)	(25)[i]		(548)	(1,338)
EBIT (profit (loss) from operations)	4,403	(160)		4,563	4,859	(26)		4,885	10,168
Profit (loss) from financial activities	(1,340)	196	e	(1,536)	(1,167)	21	j	(1,188)	(2,469)
Profit (loss) before income taxes	3,063	36		3,027	3,692	(5)		3,697	7,699
Income taxes	(763)	36	f	(799)	(1,297)	7	k	(1,304)	(2,573)
Profit after income taxes	2,300	72		2,228	2,395	2		2,393	5,126
Profit attributable to minority interests	216			216	242			242	463
Net profit	2,084	72		2,012	2,153	2		2,151	4,663

EBIT (profit (loss) from operations)	4,403	(160)		4,563	4,859	(26)		4,885	10,168
Depreciation, amortization and impairment losses	(5,234)	(10)		(5,224)	(5,144)	0		(5,144)	(10,561)

EBITDA	9,637	(150)		9,787	10,003	(26)		10,029	20,729
EBITDA margin (%)	32.2	n.a.		32.7	34.5	n.a.		34.5	34.8

Special factors in the first half of 2006:

a                     Mainly expenses incurred in prior periods as a result of recognizing T-Online subscriber acquisition costs in the income statement (Broadband/Fixed Network) and restructuring expenses in the Business Customers strategic business area.

b                    Mainly restructuring expenses in the Business Customers strategic business area.

c                     Mainly expenditures relating to employees taking partial retirement at T-Com in the Broadband/Fixed Network strategic business area and at Group Headquarters & Shared Services.

d                    Mainly expenses resulting from the impairment loss on the goodwill of Slovak Telekom in Broadband/Fixed Network and Mobile Communications, and restructuring expenses in the Business Customers strategic business area.

e                     Retroactive income from the sale of Celcom/Malaysia (Group Headquarters & Shared Services).

f                       Tax effects from special factors on profit before income taxes.

Special factors in the first half of 2005:

g                    Personnel and non personnel-related restructuring expenses in the Mobile Communications business area.

h                    Income from insurance refunds.

i                        Personnel-related restructuring expenses in the Broadband/Fixed Network and Mobile Communications business areas as well as severance and voluntary redundancy payments at Group Headquarters & Shared Services.

j                        Gain on the disposal of the stake in Intelsat (Group Headquarters & Shared Services).

k                     Tax effects from special factors on profit before income taxes.

Free cash flow.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets [excluding goodwill] and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow

	H1 2006 millions of €	H1 2005 millions of €	FY 2005 millions of €
Cash generated from operations	7,112	7,419	17,929
Interest paid	(1,424)	(1,604)	(2,931)
Net cash from operating activities	5,688	5,815	14,998
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(3,969)	(4,915)	(9,269)
Free cash flow before dividend payments	1,719	900	5,729

Gross and net debt.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial instruments and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

Reconciliation of the Group’s gross and net debt

	June 30, 2006 millions of €	Dec. 31, 2005 millions of €	June 30, 2005 millions of €
Bonds	38,587	37,255	40,746
Liabilities to banks	2,365	2,227	3,530
Liabilities to non-banks from promissory notes	635	645	653
Liabilities from derivatives	571	678	745
Lease liabilities	2,301	2,373	2,473
Liabilities arising from ABS transactions	1,213	1,363	1,384
Other financial liabilities	102	106	121
Gross debt	45,774	44,647	49,652
Cash and cash equivalents	5,667	4,975	3,910
Available-for-sale/held-for-trading financial assets	105	148	114
Derivatives	406	445	673
Other financial assets	777	440	407
Net debt	38,819	38,639	44,548

T-Share price performance.

Performance of the T-Share Jan. 2 — June 30, 2006

	June 30, 2006	June 30, 2005	Dec. 31, 2005
Xetra closing prices (€)
Exchange price at the balance sheet date	12.58	15.30	14.08
High (during the preceding quarter)	14.49	15.65	15.34
Low (during the preceding quarter)	12.25	14.48	13.80

Weighting of the T-Share in major stock indexes
DAX 30 (%)	6.1	8.2	6.4
Dow Jones Europe STOXX Telecommunications© (%)	9.8	9.6	9.0

Market capitalization (billions of €)	52.3	64.3	59.1
Shares issued (millions)	4,423.82	4,197.90	4,198.08

Capital markets environment.

Volatility was a major feature of international stock market performance during the first half of 2006: Having gained ground at the beginning of the period, reaching several-year highs in major indexes, the uptrend slowed significantly in mid-May 2006. This loss of momentum was due predominantly to the U.S. Federal Reserve, which contrary to investor expectations did not end its series of interest rate hikes; instead, it increased its key rate on May 10 and June 29, 2006 — for the 16th and 17th time during the current cycle since June 2004.

The reversal of the trends in international stock markets was also reflected by the performance of the DAX: Having started the year at 5,449 points, the German blue-chip index reached a five-year high of 6,140 points on May 9, 2006. Emerging interest rate concerns, together with the resulting wave of selling on global stock markets, put an end to the bull market. The DAX closed the month of May at 5,692 points, down 7.3 percent on its high. Markets re-entered calmer waters in June 2006. Overall, the DAX gained 4.3 percent during the first half of 2006, closing the first six months at 5,683 points.

The biggest gains among DAX constituents during the first half of 2006 were posted by stocks boosted by merger and takeover plans. The strongest gain — more than 50 percent — was recorded by Schering AG, reflecting the takeover by Bayer AG. In the steel industry, the ThyssenKrupp share price advanced by more than 40 percent, as it benefited from the takeover battle of the two industry giants Mittal Steel and Arcelor.

Development of international indexes.

The performance of the Euro STOXX 50© index was less impressive: After a pronounced correction, its performance for the first half of 2006 was only up 1.2 percent. In the United States, the Dow Jones Industrial Average was up 3.5 percent during the reporting period, while the NASDAQ ended the first six months down as much as 3.2 percent, reflecting a 6.2 percent loss during May. Similarly, the Japanese Nikkei 225 index gave up its entire year-to-date gains in May, losing 8.5 percent during the month alone, to close the half-year down 5.1 percent. The Dow Jones Europe STOXX Telecommunications© sector index lost 5.1 percent during the first six months of 2006. Among its constituents, telecommunications providers with a high proportion of fixed-network revenues continued to suffer from share price weakness. Profit warnings posted by some companies were a major factor in this context, as they triggered downgrades of the telecommunications sector by leading investment firms.

T-Share performance.

The T-Share could not escape the overall weakness among telecommunications providers with a high proportion of fixed-network revenues. Having started 2006 at a price of EUR 14.09, the T-Share closed the first half of the year at EUR 12.58, down 10.7 percent. The EUR 1.51 loss was however cushioned by a EUR 0.72 dividend, distributed during the second quarter of 2006.

•                  In April 2006, KfW Bankengruppe announced the sale of a 4.5 percent stake in Deutsche Telekom to Blackstone, a U.S. investor. The T-Share reacted positively to the news. The 191.7 million shares changed hands at a price of EUR 14.00 per share - a 2.6 percent premium compared to the previous day’s closing price of EUR 13.65.

•                  Developments in international stock markets during May 2006 also affected the T-Share. Besides dramatic losses suffered by international indexes, the share price was burdened by the dividend markdown, and subsequently by a negative market response to Deutsche Telekom’s first-quarter results.

•                  International stock markets remained subdued overall during June 2006, reflecting concerns about further interest rate hikes. Likewise, the T-Share closed the second quarter of 2006 in calm markets.

Performance of the T-Share vs. the DAX and the Dow Jones Europe STOXX Telecommunications© indexes
Jan. 2 — June 30, 2006

Performance of the T-Share vs. European competitorsJan. 2 — June 30, 2006

Corporate governance.

In the most recent Declaration of Conformity released on December 12, 2005 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2005, without exception. The full text of the Declaration of Conformity can be found on Deutsche Telekom’s website (www.deutschetelekom.com). The Declaration of Conformity by the former publicly traded subsidiary T-Online International AG, which was merged with Deutsche Telekom AG on June 6, 2006, has been made available to shareholders on T-Online International AG’s website.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to U.S. entities is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2005 financial year, and is also published on the Company’s homepage at www.deutschetelekom.com under Investor Relations/Corporate Governance.

On April 19, 2006 Deutsche Telekom AG introduced a Code of Conduct, which since the merger has also applied to T-Online. The Code of Conduct management tool was introduced worldwide using the established dialog sessions between executives and staff throughout the Group. In terms of its implementation in line with the principle of ethical management, executives play a key role. In order to fulfill that role they are given training. The Code of Conduct is a bridge between the relevant legislation and T-Spirit, the Group’s set of worldwide corporate values, and its Group policies. It also fulfills the requirements that have to be met by Deutsche Telekom as a listed company. The Code of Conduct is Deutsche Telekom’s way of linking value management and ethical management with compliance and anti-fraud management, while creating transparency in communicating these issues coherently to the Company’s employees. Upon introducing the Code of Conduct, the Group also set up a centralized communication interface, the so-called Ethics Line, which all stakeholders may use to report violations and make inquiries in connection with the Code of Conduct.

Consolidated financial statements.

Consolidated income statement

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Net revenue	15,130	14,743	2.6	29,972	29,031	3.2	59,604
Cost of sales	(8,057)	(7,688)	(4.8)	(15,878)	(15,213)	(4.4)	(31,862)
Gross profit	7,073	7,055	0.3	14,094	13,818	2.0	27,742
Selling expenses	(4,014)	(3,511)	(14.3)	(7,788)	(6,946)	(12.1)	(14,683)
General and administrative expenses	(1,101)	(1,047)	(5.2)	(2,178)	(2,073)	(5.1)	(4,210)
Other operating income	256	354	(27.7)	606	633	(4.3)	2,408
Other operating expenses	(129)	(279)	53.8	(331)	(573)	42.2	(3,635)
Profit from operations	2,085	2,572	(18.9)	4,403	4,859	(9.4)	7,622
Finance costs	(602)	(464)	(29.7)	(1,260)	(1,171)	(7.6)	(2,401)
Interest income	94	36	n.a.	167	135	23.7	398
Interest expense	(696)	(500)	(39.2)	(1,427)	(1,306)	(9.3)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(49)	41	n.a.	(17)	77	n.a.	214
Other financial income (expense)	(121)	(29)	n.a.	(63)	(73)	13.7	777
Loss from financial activities	(772)	(452)	(70.8)	(1,340)	(1,167)	(14.8)	(1,410)
Profit before income taxes	1,313	2,120	(38.1)	3,063	3,692	(17.0)	6,212
Income taxes	(200)	(831)	75.9	(763)	(1,297)	41.2	(196)
Profit after income taxes	1,113	1,289	(13.7)	2,300	2,395	(4.0)	6,016
Profit attributable to minority interests	108	120	(10.0)	216	242	(10.7)	432
Net profit (profit (loss) attributable to equity holders of the parent)	1,005	1,169	(14.0)	2,084	2,153	(3.2)	5,584

Earnings per share

		Second quarter of 2006		First half of 2006
		Q2 2006	Q2 2005	H1 2006	H1 2005	FY 2005
Earnings per share/ADS
Basic	(€)	0.23	0.28	0.49	0.51	1.31
Diluted	(€)	0.23	0.28	0.49	0.51	1.31

Consolidated balance sheet

	June 30, 2006 millions of €	Dec. 31, 2005 millions of €	Change millions of €	Change %	June 30, 2005 millions of €
Assets
Current assets	18,659	16,668	1,991	11.9	15,759
Cash and cash equivalents	5,667	4,975	692	13.9	3,910
Trade and other receivables	7,280	7,512	(232)	(3.1)	7,410
Current recoverable income taxes	489	613	(124)	(20.2)	462
Other financial assets	1,639	1,362	277	20.3	1,270
Inventories	1,289	1,097	192	17.5	903
Non-current assets held for sale	455	—	455	n.a.	—
Other assets	1,840	1,109	731	65.9	1,804
Non-current assets	107,592	111,212	(3,620)	(3.3)	111,706
Intangible assets	51,961	52,675	(714)	(1.4)	54,636
Property, plant and equipment	45,821	47,806	(1,985)	(4.2)	48,376
Investments accounted for using the equity method	1,857	1,825	32	1.8	1,796
Other financial assets	633	779	(146)	(18.7)	2,047
Deferred tax assets	6,714	7,552	(838)	(11.1)	4,509
Other assets	606	575	31	5.4	342
Total assets	126,251	127,880	(1,629)	(1.3)	127,465

Liabilities and shareholders’ equity
Current liabilities	23,049	24,958	(1,909)	(7.6)	24,547
Financial liabilities	10,517	10,374	143	1.4	11,548
Trade and other payables	5,852	6,902	(1,050)	(15.2)	5,487
Income tax liabilities	855	1,358	(503)	(37.0)	1,191
Provisions	2,539	3,621	(1,082)	(29.9)	3,071
Other liabilities	3,286	2,703	583	21.6	3,250
Non-current liabilities	53,846	53,340	506	0.9	56,107
Financial liabilities	37,166	36,347	819	2.3	40,548
Provisions for pensions and other employee benefits	4,734	4,596	138	3.0	4,419
Other provisions	1,865	2,036	(171)	(8.4)	2,750
Deferred tax liabilities	8,107	8,331	(224)	(2.7)	6,842
Other liabilities	1,974	2,030	(56)	(2.8)	1,548
Liabilities	76,895	78,298	(1,403)	(1.8)	80,654

Shareholders’ equity	49,356	49,582	(226)	(0.5)	46,811
Issued capital	11,325	10,747	578	5.4	10,747
Capital reserves	51,990	49,561	2,429	4.9	49,544
Retained earnings including carryforwards	(16,250)	(18,760)	2,510	13.4	(18,756)
Other comprehensive income	(2,636)	(1,055)	(1,581)	n.a.	(350)
Net profit	2,084	5,584	(3,500)	(62.7)	2,153
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	46,508	46,071	437	0.9	43,330
Minority interests	2,848	3,511	(663)	(18.9)	3,481
Total liabilities and shareholders’ equity	126,251	127,880	(1,629)	(1.3)	127,465

Equity attributable to equity holders of the parent

Statement of changes in equity

	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Retained earnings	Carry- forwards	Net profit (loss)	Total
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Balance at Jan. 1, 2005	10,747	49,528	(19,829)	2,063	1,593	(16,173)
Changes in the composition of the Group						0
Profit (loss) after income taxes					2,153	2,153
Unappropriated net profit (loss) carried forward				1,593	(1,593)	0
Dividends			(2,586)			(2,586)
Proceeds from the exercise of stock options		16				0
Change in other comprehensive income (not recognized in income statement)			3			3
Recognition of other comprehensive income in income statement						0
Balance at June 30, 2005	10,747	49,544	(22,412)	3,656	2,153	(16,603)

Balance at Jan. 1, 2006	10,747	49,561	(22,416)	3,656	5,584	(13,176)
Changes in the composition of the Group
Profit (loss) after income taxes					2,084	2,084
Unappropriated net profit (loss) carried forward				5,584	(5,584)	0
Dividends			(3,005)			(3,005)
Mandatory convertible bond	417	1,793	(71)			(71)
T-Online merger	161	631				0
Sale of 2005 anniversary shares		(1)				0
Proceeds from the exercise of stock options		6				0
Change in other comprehensive income (not recognized in income statement)			2			2
Recognition of other comprehensive income in income statement
Balance at June 30, 2006	11,325	51,990	(25,490)	9,240	2,084	(14,166)

Equity attributable to equity holders of the parent

Statement of changes in equity

	Other comprehensive income
	Fair value measurement of available for-sale financial assets	Fair value measurement of hedging instruments	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Total
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Balance at Jan. 1, 2005	860	1,429	63	(556)	(4,474)	(2,678)
Changes in the composition of the Group						0
Profit (loss) after income taxes						0
Unappropriated net profit (loss) carried forward						0
Dividends						0
Proceeds from the exercise of stock options						0
Change in other comprehensive income (not recognized in income statement)	126	(488)	(3)	184	2,555	2,374
Recognition of other comprehensive income in income statement	(47)	1				(46)
Balance at June 30, 2005	939	942	60	(372)	(1,919)	(350)

Balance at Jan. 1, 2006	2	864	58	(335)	(1,644)	(1,055)
Changes in the composition of the Group
Profit (loss) after income taxes						0
Unappropriated net profit (loss) carried forward						0
Dividends						0
Mandatory convertible bond						0
T-Online merger						0
Sale of 2005 anniversary shares						0
Proceeds from the exercise of stock options						0
Change in other comprehensive income (not recognized in income statement)	(3)	264	(2)	(100)	(1,735)	(1,576)
Recognition of other comprehensive income in income statement	(1)	(6)		2		(5)
Balance at June 30, 2006	(2)	1,122	56	(433)	(3,379)	(2,636)

Equity attributable to equity holders of the parent

Statement of changes in equity

	Treasury shares	Total equity (attributable to equity holders of the parent)	Minority interest capital
	millions of €	millions of €	millions of €

Balance at Jan. 1, 2005	(8)	41,416	4,332
Changes in the composition of the Group		0	(1,009)
Profit (loss) after income taxes		2,153	242
Unappropriated net profit (loss) carried forward		0
Dividends		(2,586)	(193)
Proceeds from the exercise of stock options		16
Change in other comprehensive income (not recognized in income statement)		2,377	3
Recognition of other comprehensive income in income statement		(46)
Balance at June 30, 2005	(8)	43,330	3,375

Balance at Jan. 1, 2006	(6)	46,071	3,408
Changes in the composition of the Group		(80)
Profit (loss) after income taxes	2,084	216
Unappropriated net profit (loss) carried forward	0
Dividends	(3,005)	(154)
Mandatory convertible bond	2,139
T-Online merger	792	(607)
Sale of 2005 anniversary shares	1	0
Proceeds from the exercise of stock options		6
Change in other comprehensive income (not recognized in income statement)		(1,574)	2
Recognition of other comprehensive income in income statement		(5)
Balance at June 30, 2006	(5)	46,508	2,785

Minority interests

Statement of changes in equity

	Other comprehensive income
	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Other	Total	Total (minority interest in equity)	Total consolidated shareholders equity
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Balance at Jan. 1, 2005	61	0	(7)	1	55	4,387	45,803
Changes in the composition of the Group			(2)		(2)	(1,011)	(1,011)
Profit (loss) after income taxes					0	242	2,395
Unappropriated net profit (loss) carried forward					0	0	0
Dividends					0	(193)	(2,779)
Proceeds from the exercise of stock options					0	0	16
Change in other comprehensive income (not recognized in income statement)	(3)		56		53	56	2,433
Recognition of other comprehensive income in income statement					0	0	(46)
Balance at June 30, 2005	58	0	47	1	106	3,481	46,811

Balance at Jan. 1, 2006	63	0	39	1	103	3,511	49,582
Changes in the composition of the Group						(80)	(80)
Profit (loss) after income taxes						216	2,300
Unappropriated net profit (loss) carried forward						0	0
Dividends						(154)	(3,159)
Mandatory convertible bond							2,139
T-Online merger						(607)	185
Sale of 2005 anniversary shares							0
Proceeds from the exercise of stock options							6
Change in other comprehensive income (not recognized in income statement)	(2)		(38)		(40)	(38)	(1,612)
Recognition of other comprehensive income in income statement							(5)
Balance at June 30, 2006	61	0	1	1	63	2,848	49,356

Consolidated cash flow statement

	Second quarter of 2006		First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	H1 2006 millions of €	H1 2005 millions of €	FY 2005 millions of €
Profit after income taxes	1,113	1,289	2,300	2,395	6,016
Depreciation, amortization and impairment losses	2,664	2,610	5,234	5,144	12,497
Income tax expense (refund)	200	831	763	1,297	196
Interest income and interest expenses	602	464	1,260	1,171	2,401
(Gain) loss from the disposal of non-current assets	(3)	10	(282)	(12)	(1,058)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	49	(41)	17	(77)	(152)
Other non-cash transactions	52	(20)	119	(38)	(111)
Change in assets carried as working capital	(75)	119	(881)	(639)	(360)
Change in provisions	(340)	(266)	(520)	(241)	(230)
Change in other liabilities carried as working capital	(191)	107	(428)	(908)	(130)
Income taxes paid	(271)	(273)	(483)	(697)	(1,200)
Dividends received	7	13	13	24	60
Cash generated from operations	3,807	4,843	7,112	7,419	17,929
Net interest paid	(915)	(1,204)	(1,424)	(1,604)	(2,931)
Net cash from operating activities	2,892	3,639	5,688	5,815	14,998
Cash outflows for investments in
Intangible assets	(255)	(409)	(483)	(1,032)	(1,868)
Property, plant and equipment	(1,670)	(1,415)	(3,486)	(3,883)	(7,401)
Non-current financial assets	(384)	(363)	(499)	(402)	(604)
Investments in fully consolidated subsidiaries	(1,378)	(4)	(1,668)	(2,007)	(2,051)
Proceeds from disposal of
Intangible assets	32	18	32	20	33
Property, plant and equipment	113	63	404	170	333
Non-current financial assets	18	15	218	172	1,648
Investments in fully consolidated subsidiaries	(26)	2	(26)	2	0
Net change in short-term investments and marketable securities	(217)	842	(356)	(14)	(148)
Other	6	0	(57)	0	0
Net cash used in investing activities	(3,761)	(1,251)	(5,921)	(6,974)	(10,058)
Proceeds from issue of current financial liabilities	176	1,479	350	1,913	5,304
Repayment of current financial liabilities	(441)	(4,605)	(1,006)	(6,069)	(14,747)
Proceeds from issue of non-current financial liabilities	1,753	1,239	5,070	4,258	4,944
Repayment of non-current financial liabilities	(97)	(118)	(180)	(287)	(443)
Dividend payments	(3,012)	(2,723)	(3,076)	(2,723)	(2,931)
Proceeds from the exercise of stock options	3	6	7	14	34
Repayment of lease liabilities	(72)	(44)	(128)	(100)	(200)
Net cash from (used) in financing activities	(1,690)	(4,766)	1,037	(2,994)	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	(117)	28	(112)	58	69
Net increase (decrease) in cash and cash equivalents	(2,676)	(2,350)	692	(4,095)	(3,030)
Cash and cash equivalents, at the beginning of the period	8,343	6,260	4,975	8,005	8,005
Cash and cash equivalents, at end of the period	5,667	3,910	5,667	3,910	4,975

Accounting in accordance with IFRS.

Statement of compliance

The Interim Report as at June 30, 2006 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. The Interim Report for the period ended June 30, 2006 has been prepared in compliance with IAS 34.

In contrast to the quarterly financial statements published in 2005 and aside from changes in presentation, adjustments were made as part of the final preparations for the first IFRS consolidated financial statements as of December 31, 2005. The adjustments mainly apply to the remeasurement of bonds due to ratings adjustments and a correction to the accrual basis of accounting for revenues. For further details about these effects, please refer to the comprehensive explanation of the transition to IFRS at www.deutschetelekom.com/investor-relations.

In the opinion of the Board of Management, the unaudited Interim Report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2005 for the accounting policies applied for the Group’s financial reporting.

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of June 30, 2005, primarily the Telekom Montenegro Group. In addition, T-Systems DSS was sold in the second quarter of 2005, and is therefore no longer included in the half-year consolidated financial statements as of June 30, 2006. Furthermore, in the first quarter of 2006, within the Business Customers strategic business area, T-Systems further acquired the gedas group, which was fully consolidated for the first time as of March 31, 2006. In the Mobile Communications business area, T-Mobile Austria, a fully consolidated subsidiary of T-Mobile, acquired 100 percent of the shares and voting rights in the tele.ring Group, Austria, effective April 28, 2006.

Effect of changes in the composition of the Group on
the consolidated income statement for the first half of 2006

	Mobile Communications millions of €	Broadband/ Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	81	22	118	2	223
Cost of sales	(69)	(13)	(90)	(1)	(173)
Gross profit	12	9	28	1	50
Selling expenses	(13)	(3)	(14)	0	(30)
General and administrative expenses	(6)	(1)	(12)	0	(19)
Other operating income	(4)	0	4	1	1
Other operating expenses	3	(1)	(4)	3	1
Profit (loss) from operations	(8)	4	2	5	3
Finance costs	2	0	(1)	0	1
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0
Other financial income (expense)	0	0	0	(7)	(7)
Profit (loss) from financial activities	2	0	(1)	(7)	(6)
Profit (loss) before income taxes	(6)	4	1	(2)	(3)
Income taxes	6	0	1	(3)	4
Profit (loss) after income taxes	0	4	2	(5)	1
Profit (loss) attributable to minority interests	1	0	0	(2)	(1)
Net profit (loss)	(1)	4	2	(3)	2

Business combinations

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of EUR 0.3 billion. On the basis of a preliminary purchase price allocation, this resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group. The gedas group reported a loss of EUR 11 million for the first quarter of 2006 on revenues of EUR 144 million.

	Fair value at date of first-time consolidation millions of €	Carrying amounts immediately prior to business combination millions of €
Current assets	236	236
Non-current assets	199	93
of which: intangible assets	126	20

Current liabilities	283	279
Non-current liabilities	39	6

Effective April 28, 2006, Deutsche Telekom — via the Group company T-Mobile Austria — acquired 100 percent of the shares and voting rights in the Austrian mobile communications company tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring). tele.ring is an Austrian telecommunications company which primarily operates in the area of UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. Goodwill totaled EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

•                  A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible asset since the recognition criteria were not fulfilled.

•                  Expected cost savings from synergy effects of the merger were taken into account in the determination of the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generates a portion of its revenues from a limited number of fixed-network customers. However, since this activity is not consistent with the strategic objectives of T-Mobile Austria, preparations are already underway to sell the existing customer base in the fixed-network area. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group have to be sold to competitors. The assets that are expected to be disposed of in the near future were classified as held for sale.

If the acquisition of the company had already taken place effective January 1, 2006, the revenue of T-Mobile and Deutsche Telekom up to the acquisition date would have been EUR 158 million higher than the revenue actually generated up to that date. The revenue generated by tele.ring since the acquisition date that is already included in the Group’s net revenue is EUR 75 million. The net profit up to the acquisition date would have been EUR 23 million lower — the amount of the net loss of tele.ring - had the acquisition of the company already been executed effective January 1, 2006. Net profit for the current period includes a net loss at tele.ring in the amount of EUR 2 million.

	Fair value at date of first-time consolidation millions of €	Carrying amounts immediately prior to business combination millions of €
Current assets	199	119
of which: non-current assets held for sale	85	—
Non-current assets	586	547
of which: intangible assets	461	230

Current liabilities	106	99
Non-current liabilities	32	46

The deferred tax effects of tax loss carryforwards of approximately EUR 0.9 billion and tax optimization in the amount of EUR 0.7 billion have not been recognized.

Selected notes to the consolidated income statement.

Cost of sales

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Cost of sales	(8,057)	(7,688)	(4.8)	(15,878)	(15,213)	(4.4)	(31,862)

In addition to higher levels of depreciation resulting from a higher level of property, plant and equipment, the increase in the cost of sales was due, especially, to customer growth in the Mobile Communications area. By contrast, cost of sales decreased in the Broadband/Fixed Network strategic business area.

Selling expenses

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Selling expenses	(4,014)	(3,511)	(14.3)	(7,788)	(6,946)	(12.1)	(14,683)

The increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase in the second quarter of 2006 is also attributable to the staging of major sporting events such as the soccer World Cup.

General and administrative expenses

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
General and administrative expenses	(1,101)	(1,047)	(5.2)	(2,178)	(2,073)	(5.1)	(4,210)

The increase in general and administrative expenses relates primarily to Mobile Communications and Group Headquarters & Shared Services. In contrast, the Broadband/Fixed Network business area recorded a decrease.

Loss from financial activities

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Loss from financial activities	(772)	(452)	(70.8)	(1,340)	(1,167)	(14.8)	(1,410)
Finance costs	(602)	(464)	(29.7)	(1,260)	(1,171)	(7.6)	(2,401)
Interest income	94	36	n.a.	167	135	23.7	398
Interest expense	(696)	(500)	(39.2)	(1,427)	(1,306)	(9.3)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(49)	41	n.a.	(17)	77	n.a.	214
Other financial income (expense)	(121)	(29)	n.a.	(63)	(73)	13.7	777

The year-on-year increase in loss from financial activities in the second quarter of 2006 and the first half of 2006 is partly attributable to finance costs. Reasons include a positive one-time effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of the estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of the Company’s credit rating by rating agencies. Excluding the positive one-time effect in the first half of 2005, the reduction in the average level of outstanding financial liabilities and the associated average interest rates during the reporting period, in comparison to the first half of 2005, had the effect of reducing interest expense.

In contrast, other financial income improved slightly in comparison with the first half of 2005. This resulted, in particular, from the proceeds from the disposal of Celcom received in the first quarter of 2006 which was, however, offset by an unfavorable change in the results from financial instruments, including translation effects.

Income taxes

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Income taxes	(200)	(831)	75.9	(763)	(1,297)	41.2	(196)

Income taxes in the first half of 2006 decreased (as against the first half of 2005) due to lower profits before income taxes. In addition, the income tax ratio was considerably lower. This was mainly due to the fact that Deutsche Telekom agreed in the second quarter of 2006 with the German tax authorities on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. As a result of this agreement, Deutsche Telekom was able to release a provision for income taxes. This increased net profit in the second quarter by about EUR 440 million.

Other disclosures.

Executive bodies

The following changes occurred in the composition of the Company’s Supervisory Board:

State Secretary Volker Halsch resigned from the Supervisory Board of Deutsche Telekom AG effective midnight on January 16, 2006. His successor is Dr. Thomas Mirow, State Secretary in the German Federal Ministry of Finance. Dr. Mirow was appointed as a new member of the Supervisory Board effective January 17, 2006 by order of the Bonn District Court (Amtsgericht) dated January 11, 2006. The shareholders’ meeting of Deutsche Telekom AG elected Dr. Mirow as a member of the Supervisory Board on May 3, 2006.

The shareholders’ meeting of Deutsche Telekom AG on May 3, 2006 further resolved as follows:

Ms. Ingrid Matthäus-Maier, member of the Board of Management of KfW Bankengruppe, was elected to the Supervisory Board. Ms. Ingrid Matthäus-Maier succeeds Mr. Hans W. Reich, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Mathias Döpfner, Chairman of the Board of Management of Axel Springer AG, was elected to the Supervisory Board. Dr. Mathias Döpfner succeeds Prof. Dr. h.c. Dieter Stolte, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Prof. Dr. Wulf von Schimmelmann, Chairman of the Board of Management of Deutsche Postbank AG, was elected to the Supervisory Board. Prof. Dr. Wulf von Schimmelmann succeeds Prof. Dr. s.c. techn. Dieter Hundt, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Hubertus von Grünberg, Chairman of the Board of Management of Continental Aktiengesellschaft, was elected for a further term of office on the Supervisory Board.

Mr. Bernhard Walter, former Chairman of the Board of Managing Directors of Dresdner Bank AG, was elected for a further term of office on the Supervisory Board.

Dr. Hans-Jürgen Schinzler resigned his seat on the Supervisory Board effective midnight on May 31, 2006. Mr. Lawrence H. Guffey was appointed as a new member of the Supervisory Board by order of the Bonn District Court (Amtsgericht) effective June 1, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, Mr. Guffey’s appointment by court order is to be confirmed in a by-election at the 2007 shareholders’ meeting.

Lothar Schröder was appointed as a new employees’ representative on the Supervisory Board of Deutsche Telekom AG by order of the Bonn District Court (Amtsgericht) effective June 22, 2006. He succeeds Franz Treml, who resigned his office effective midnight on June 21, 2006 after his departure as National Head of Section of the ver.di trade union. Lothar Schröder was elected National Head of Section for telecommunications, information technology, data processing (Section 9) of the ver.di trade union as of April 1, 2006, and succeeded Franz Treml also in that office.

Personnel

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Personnel costs	(3,431)	(3,367)	(1.9)	(6,870)	(6,709)	(2.4)	(14,254)

The rise in personnel costs is attributable in particular to collectively agreed increases in wages and salaries and, primarily at T-Mobile USA, to increased staff levels and exchange rate effects.

The personnel cost ratio for the first half of 2006 is 22.9 percent of revenue. This represents a year-on-year improvement by 0.2 percentage points.

Average number of employees

	H1 2006	H1 2005	Change	Change %	FY 2005
Deutsche Telekom Group	246,409	244,238	2,171	0.9	244,026
Non-civil servants	202,626	197,452	5,174	2.6	197,501
Civil servants	43,783	46,786	(3,003)	(6.4)	46,525

Trainees and student interns	10,201	10,390	(189)	(1.8)	10,019

Number of employees at balance sheet date

	June 30, 2006	Dec. 31, 2005	Change	Change %	June 30, 2005
Deutsche Telekom Group	249,991	243,695	6,296	2.6	244,277
Non-civil servants	207,073	197,741	9,332	4.7	197,644
Civil servants	42,918	45,954	(3,036)	(6.6)	46,633

Trainees and student interns	9,017	11,481	(2,464)	(21.5)	9,374

The increased headcount as of the reporting date is attributable in particular to the first-time consolidation of the gedas group in the first quarter of 2006 as well as that of tele.ring in the second quarter of 2006. The increase in the average was caused in particular by staff growth at T-Mobile USA.

On May 31, 2006, the Federal Cabinet approved the “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost.” According to this draft legislation, civil servants of all service grades aged 55 who are working in areas where there is a surplus of staff and for whom employment in another area is not possible, will be able to apply for early retirement. Early retirement is only possible if operational or business considerations allow. Should the law come into force, the civil servants will therefore have no legal entitlement to early retirement.

The planned regulation on early retirement is cost-neutral for the German state. The successor companies of the former Deutsche Bundespost will bear the additional costs arising from this arrangement for the Civil Service Pension Fund (Federal Pension Service for Post and Telecommunications / BPS-PT). This rule shall also apply for civil servants seconded to subsidiaries and equity investments.

As the bill has yet to pass through parliament and be adopted, it may be subject to amendments. In the most favorable course of events, the law may go into effect in the fourth quarter of 2006.

Effects on the balance sheet as of December 31, 2006, if any, will depend on the final form of the law and its implementation at Deutsche Telekom.

Depreciation, amortization and impairment losses

	Second quarter of 2006			First half of 2006
	Q2 2006 millions of €	Q2 2005 millions of €	Change %	H1 2006 millions of €	H1 2005 millions of €	Change %	FY 2005 millions of €
Amortization and impairment of intangible assets	630	624	1.0	1,247	1,237	0.8	4,427
of which: UMTS licenses	222	215	3.3	444	428	3.7	864
of which: U.S. mobile communications licenses	—	—		—	23	n.a.	30
of which: goodwill	—	—		10	—	n.a.	1,920
Depreciation and impairment of property, plant and equipment	2,034	1,986	2.4	3,987	3,907	2.0	8,070
Total depreciation, amortization and impairment losses	2,664	2,610	2.1	5,234	5,144	1.7	12,497

The slight increase in depreciation, amortization and impairment losses was primarily due to higher depreciation of property, plant and equipment, especially technical equipment and machinery, as a result of additions to assets in the prior year, which resulted in a higher depreciation base particularly at T-Mobile USA

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

	Second quarter of 2006		First half of 2006
	Q2 2006	Q2 2005	H1 2006	H1 2005	FY 2005
Calculation of basic earnings per share
Net profit (millions of €)	1,005	1,169	2,084	2,153	5,584
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	13	24	38	49	98
Adjusted net profit (basic) (millions of €)	1,018	1,193	2,122	2,202	5,682

Number of ordinary shares issued (millions)	4,273	4,198	4,236	4,198	4,198
Treasury shares held by Deutsche Telekom AG (millions)	(2)	(3)	(2)	(3)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(22)	(24)	(23)	(25)	(24)
Effect from the potential conversion of the mandatory convertible bond (millions)	111	156	138	156	163
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,360	4,327	4,349	4,326	4,335

Basic earnings per share/ADS (€)	0.23	0.28	0.49	0.51	1.31

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their respective time weighting.

	Second quarter of 2006		First half of 2006
	Q2 2006	Q2 2005	H1 2006	H1 2005	FY 2005
Calculation of diluted earnings per share
Adjusted net profit (basic) (millions of €)	1,018	1,193	2,122	2,202	5,682
Dilutive effects on profit from stock options (after taxes) (millions of €)	0	0	0	0	0
Net profit (diluted) (millions of €)	1,018	1,193	2,122	2,202	5,682

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,360	4,327	4,349	4,326	4,335
Dilutive potential ordinary shares from stock options and warrants (millions)	0	1	2	4	3
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,360	4,328	4,351	4,330	4,338

Diluted earnings per share/ADS (€)	0.23	0.28	0.49	0.51	1.31

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased by EUR 0.7 billion to EUR 5.7 billion. In addition to benefiting from free cash flow, this increase was generated primarily by the issuance of a bond with a nominal amount of USD 2.5 billion and several medium-term notes with a total volume of EUR 2.8 billion. This was offset by outgoing payments, such as in connection with the distribution of dividends for the 2005 financial year in the amount of EUR 3.0 billion and for the acquisition of tele.ring Telekom Service GmbH in the amount of EUR 1.3 billion.

Detailed information can be found in the consolidated cash flow statement.

Intangible assets and property, plant and equipment

	June 30, 2006 millions of €	Dec. 31, 2005 millions of €	Change millions of €	Change %	June 30, 2005 millions of €
Intangible assets	51,961	52,675	(714)	(1.4)	54,636
of which: UMTS licenses	13,121	13,613	(492)	(3.6)	14,165
of which: U.S. mobile communications licenses	15,852	17,047	(1,195)	(7.0)	16,729
of which: goodwill	19,070	18,375	695	3.8	20,322
Property, plant and equipment	45,821	47,806	(1,985)	(4.2)	48,376

The decrease in the carrying amount of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 2.5 billion, as well as a volume of amortization, depreciation and impairment losses that exceeded the level of investments. The increase in the carrying amount of goodwill is related above all to the acquisition of gedas and tele.ring.

In the first half of 2006, the non-current assets held for sale in the amount of EUR 455 million were reclassified as current assets. In addition to the aforementioned tele.ring assets, this applied in particular to real estate assets of Deutsche Telekom AG.

Additions to assets

	H1 2006 millions of €	H1 2005 millions of €	Change millions of €	Change %	FY 2005 millions of €
Additions to assets	4,641	6,224	(1,583)	(25.4)	11,100
Intangible assets	1,448	1,944	(496)	(25.5)	2,828
Property, plant and equipment	3,193	4,280	(1,087)	(25.4)	8,272

Additions to assets in the first half of 2006 primarily included goodwill from the acquisition of the gedas group and tele.ring, and the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. The much higher level of investment in the first half of the prior year consisted primarily of the goodwill relating to the acquisition of additional shares in the former T-Online International AG and the purchase of networks in California and Nevada.

Shareholders’ equity

	June 30, 2006 millions of €	Dec. 31, 2005 millions of €	Change millions of €	Change %	June 30, 2005 millions of €
Issued capital	11,325	10,747	578	5.4	10,747
Capital reserves	51,990	49,561	2,429	4.9	49,544
Retained earnings including carryforwards	(16,250)	(18,760)	2,510	13.4	(18,756)
Other comprehensive income	(2,636)	(1,055)	(1,581)	n.a.	(350)
Net profit	2,084	5,584	(3,500)	(62.7)	2,153
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	46,508	46,071	437	0.9	43,330
Minority interests	2,848	3,511	(663)	(18.9)	3,481
Total shareholders’ equity	49,356	49,582	(226)	(0.5)	46,811

In addition to the reduction in minority interests—caused by the merger of T-Online International AG into Deutsche Telekom AG—and negative exchange rate effects on the currency translations from foreign Group companies recognized under other comprehensive income, the decrease in shareholders’ equity is attributable, in particular, to the payment of the dividend for the 2005 financial year.

Deutsche Telekom AG issued a mandatory convertible bond on February 24, 2003 through its financing company, Deutsche Telekom International Finance B.V. This bond matured on June 1, 2006. The conversion resulted in an increase in issued capital and capital reserves. The number of shares rose by approximately 163 million.

The merger of T-Online International AG into Deutsche Telekom AG was entered in the commercial register on June 6, 2006. Upon entry of the merger, the transaction took effect and T-Online shareholders became shareholders of Deutsche Telekom. The exchange of the previous T-Online shares for Deutsche Telekom shares was transacted in accordance with the provisions of the merger agreement at a ratio of 25 T-Online shares to 13 Deutsche Telekom shares, resulting in an increase of issued capital as well as capital reserves. On May 3, 2006, the shareholders’ meeting resolved to pay a dividend of EUR 0.72 per no par value share carrying dividend rights. This corresponds to a total dividend payment of approximately EUR 3.0 billion.

1,881,488 treasury shares were held at June 30, 2006. Treasury shares accounted for 0.04 percent of issued capital.

Stock-based compensation plans.

Deutsche Telekom AG, T-Online (T-Online International AG prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 20, 2005.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. In 2001 and 2002, Deutsche Telekom continued to grant stock appreciation rights (SARs) to employees in countries where it was legally not possible to issue stock options.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2006	11,096	24.59	151	29.78
Granted	0	—	0	—
Exercised	25	12.36	0	—
Forfeited	86	24.06	0	—
Outstanding at June 30, 2006	10,985	24.63	151	29.78
Exercisable as of June 30, 2006	10,985	24.63	151	29.78

At the time they were granted, the options under the 2001 and 2002 tranches of the stock option plan were worth EUR 4.87 and EUR 3.79 respectively.

T-Online (T-Online International AG prior to the merger) stock option plans

In the 2000 financial year, T-Online International AG granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 6, 2005.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG grants rights equivalent to the stock options awarded by T-Online International AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for in the merger agreement and in the option terms and conditions.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2006	3,551	10.30
Granted	0	-
Exercised	0	-
Forfeited	32	10.27
Outstanding at June 30, 2006	3,519	10.31
Exercisable as of June 30, 2006	3,493	10.31

T-Mobile USA (VoiceStream/Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream (now T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At June 30, 2006, 11.6 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (MISOP), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years. The plan has now expired and no more options can be issued.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel that were combined in 2004:

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2006	13,848	20.36
Granted	0	—
Exercised	853	16.47
Forfeited	34	27.86
Expired	1,394	28.52
Outstanding at June 30, 2006	11,567	20.22
Exercisable as of June 30, 2006	11,376	20.33

Magyar Telekom stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable from 2003) and for the second and third tranches (exercisable from 2004 and 2005 respectively).

The following table provides an overview of the development of the total stock options held:

	Stock options thousands	Weighted average exercise price HUF
Outstanding stock options at Jan. 1, 2006	1,929	944
Granted	0	—
Exercised	0	—
Forfeited	49	944
Outstanding at June 30, 2006	1,880	944
Exercisable as of June 30, 2006	1,880	944

Mid-Term Incentive Plan (MTIP).

Deutsche Telekom AG MTIP

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group and other beneficiaries mainly in the United States and the United Kingdom. The intention was to launch a series of three-year plans that would revolve each year for five years. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The 2004 and 2005 MTIPs came into effect on January 1, 2004 and 2005 respectively, and will end after the expiration of the three-year term on December 31, 2006 and 2007 respectively; the launch of the 2006 MTIP is already in effect for 2006.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, subject to the achievement of the two previously defined performance targets.

The first, absolute, performance target is reached if, at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan.

The second, relative, performance target is achieved if the total return of the T-Share has outperformed the Dow Jones
Euro STOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, only 50 percent of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2006, which is aimed at the top management from vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons. The LTIP set up in 2006 takes into consideration customer growth and the development of the Company’s performance based on certain defined financial criteria.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third performance target for a defined group of participants which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been achieved.

T-Online (T-Online International AG prior to the merger) MTIP

T-Online’s MTIP was also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance was measured in terms of the development of T-Online’s shares and the TecDAX share index.

As a result of the merger and the consequent delisting of T-Online shares, it is no longer possible to measure the performance targets of the individual MTIPs. These plans were adjusted to those of Deutsche Telekom AG.

Magyar Telekom MTIP

Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones Euro STOXX Total Return Index.

The provision in the amount of EUR 23 million for the MTIPs linked to the development of the T-Share was reversed in the first half of 2006 due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for the 2005 and 2006 LTIP at T-Mobile USA amounted to around EUR 17 million.

Contingencies and other financial obligations

Contingencies and other financial obligations decreased to EUR 30.9 billion compared with December 31, 2005. The decrease was primarily a result of lower purchase commitments for interests in other companies totaling EUR 1.7 billion in connection with the acquisition of gedas and tele.ring. There was also a reduction in leasing commitments by EUR 1.2 billion largely due to currency translation at T-Mobile USA.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 5.7 billion in the first half of 2006. This corresponds to a decrease of EUR 0.1 billion compared with the previous year, mainly attributable to changes in working capital and a decline in profit from operations. These effects are partially offset by lower income tax and net interest payments.

Net cash used in investing activities

Net cash used in investing activities decreased to EUR 5.9 billion from EUR 7.0 billion in the prior-year period. The decrease was mainly caused by lower cash outflows for intangible assets and property, plant and equipment in the amount of EUR 0.9 billion (in 2005, this item included increased cash outflows for investments by T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture). In addition, cash outflows for investments in fully consolidated subsidiaries decreased by EUR 0.3 billion. The cash outflows in 2005 for the acquisition of additional T-Online shares totaled EUR 1.8 billion, whereas the 2006 acquisition of tele.ring and gedas accounted for cash outflows of EUR 1.6 billion.

Net cash from/used in financing activities

In the first half of 2006, net cash from financing activities amounted to EUR 1.0 billion after a cash outflow of EUR 3.0 billion in the prior-year period. This change is mainly attributable to a net reduction in repayments of EUR 4.4 billion (mainly relating to the global bond and MTN), partly offset by an increase in dividend payments of EUR 0.4 billion.

Business transactions that did not lead to a change in cash levels (non-cash transactions) include the conversion of the mandatory convertible bond (EUR 2.2 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) and the merger of T-Online International AG into Deutsche Telekom AG (EUR 0.8 billion increase in Deutsche Telekom AG’s issued capital and capital reserves). For more detailed information on these transactions, please refer to the statement of changes in equity and the notes on shareholders’ equity.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2005 financial year as well as for the second quarter and first half of both 2006 and 2005. In addition to the details of the segments, there is also a reconciliation line.

Segment information for the 2005 financial year

FY 2005	Net revenue	Inter- segment revenue	Total revenue	EBIT (profit (loss) from operations)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

Segment information in the quarters

Q2 2006 Q2 2005	Net revenue	Inter- segment revenue	Total revenue	EBIT (profit (loss) from operations)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	15,130	—	15,130	2,085	(49)	(2,638)	(26)
	14,743	—	14,743	2,572	41	(2,571)	(39)
Mobile Communications	7,677	179	7,856	1,083	38	(1,279)	(1)
	6,962	235	7,197	1,225	35	(1,179)	(1)
Broadband/Fixed Network	5,085	1,061	6,146	1,254	5	(968)	(4)
	5,420	1,049	6,469	1,409	6	(1,011)	(1)
Business Customers	2,287	859	3,146	37	(92)	(233)	(2)
	2,295	924	3,219	195	1	(223)	0
Group Headquarters & Shared Services	81	813	894	(271)	(1)	(174)	(19)
	66	817	883	(232)	(1)	(175)	(37)
Reconciliation	—	(2,912)	(2,912)	(18)	1	16	0
	—	(3,025)	(3,025)	(25)	0	17	0

Segment information in the first half-years

H1 2006 H1 2005	Net revenue	Inter- segment revenue	Total revenue	EBIT (profit (loss) from operations)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	29,972	—	29,972	4,403	(17)	(5,189)	(45)
	29,031	—	29,031	4,859	77	(5,057)	(87)
Mobile Communications	15,082	349	15,431	2,138	66	(2,501)	(4)
	13,493	450	13,943	2,191	65	(2,291)	(25)
Broadband/Fixed Network	10,292	2,010	12,302	2,516	8	(1,927)	(14)
	10,878	2,146	13,024	2,843	9	(2,021)	(1)
Business Customers	4,439	1,718	6,157	136	(91)	(447)	(2)
	4,529	1,796	6,325	369	2	(440)	0
Group Headquarters & Shared Services	159	1,606	1,765	(365)	(1)	(342)	(25)
	131	1,605	1,736	(499)	(1)	(336)	(60)
Reconciliation	—	(5,683)	(5,683)	(22)	1	28	0
	—	(5,997)	(5,997)	(45)	2	31	(1)

Investor Relations calendar.

Financial calendar

Dates[a]

August 10, 2006	Report on the first half of 2006, Deutsche Telekom
November 9, 2006	Report on the first three quarters of 2006, Deutsche Telekom

March 1, 2007	Press conference on the 2006 financial year and conference call
March 1, 2007	Publication of the 2006 Annual Report
May 3, 2007	Shareholders’ meeting of Deutsche Telekom AG
May 10, 2007	Report on the first quarter of 2007, Deutsche Telekom
August 9, 2007	Report on the first half of 2007, Deutsche Telekom
November 8, 2007	Report on the first three quarters of 2007, Deutsche Telekom

a                                          Dates not yet finalized.

Further dates are published on the Internet at www.deutschetelekom.com.

Bonn, August 9, 2006

Deutsche Telekom AG Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Dr. Heinz Klinkhammer

René Obermann	Lothar Pauly	Walter Raizner

Glossary.

Bandwidth.

Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

Call-by-call.

Dialing procedure that enables telephone customers to use the carrier (long-distance operator) of their choice for each individual call made.

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Customer centricity.

Comprehensive customer orientation, i.e., focusing on customers and their different needs when developing products and services and in communication, sales, and other market activities. The opposite is product centricity, where a company focuses primarily on its products.

Desktop services.

Global Desktop Services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

Downstream.

Data transmission from the Internet server to the user’s PC. The transmission of data in the opposite direction is referred to as upstream.

DSL — Digital Subscriber Line.

Offered under the name of T-DSL in Deutsche Telekom’s service portfolio.

•                  ADSL (Asymmetrical Digital Subscriber Line) — Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

•                  ADSL2+ — Successor product to ADSL for a higher data rate.

•                  VDSL (Very high bit rate Digital Subscriber Line) — New technology used to transmit exceptionally high data rates via a fiber-optic network.

DVB-T — Digital Video Broadcasting-Terrestrial.

International transmission standard for digital terrestrial television.

GPRS— General Packet Radio Service.

Technology allowing higher data transmission rates in GSM networks.

GSM - Global System for Mobile Communications.

Pan-European digital mobile communication standard in the 900 MHz frequency range.

HDTV — High Definition Television.

Generic term that describes a range of television standards that differ from conventional television through increased vertical, horizontal and/or temporal resolution.

HotSpot.

HotSpot is the name of a public area where customers can access the Internet using wireless local area networks
(W-LAN). Deutsche Telekom’s HotSpots are provided jointly by T-Com and T-Mobile.

HSDPA - High Speed Downlink Packet Access.

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

ICT.

Information and Communication Technology.

Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

ISP - Internet Service Provider.

An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

IP — Internet Protocol.

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP address.

Each computer that is connected to the Internet has a clearly identifiable, numeric address, the IP address, comprising four sequences of digits that are separated by periods, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g., by a web server). Dynamic IP addresses are allocated for instance to T-Online customers dialing up to the Internet. They receive an unoccupied IP address which will not be the same every time.

ISDN - Integrated Services Digital Network.

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

kbit — Kilobit.

Unit of data transmission speed.
1 024 Byte = 1 kbit; 1 024 kbit = 1 Mbit.

Mbit — Megabit.

Unit of data transmission speed.
1 Mbit = 1 024 kbit.

Multimedia.

Term used to denote the real-time integration of text with still images and graphics, video, and sound.

MVNO — Mobile Virtual Network Operator.

An MVNO appears to the customer to be a conventional mobile communications operator, the difference being, however, that an MVNO does not operate a network of its own. Instead, an MVNO simply purchases blocks of minutes and data transmission capacity from network operators and then bundles them as products for sale to consumers.

NGN — Next Generation Network.

In the classic architecture of modern telephone networks, voice and data transmissions are routed via different technical platforms. The aim of a next generation network is to combine both functions to provide integrated voice-data services. NGNs are based entirely on IP technology.

Optical fiber.

Channel for optical data transmission.

Prepaid.

In contrast to postpaid contracts, prepaid communication services are services for which credit has been purchased in advance with no fixed-term contract obligations.

Preselection.

Preselection of a telephone company. A procedure where customers preselect a certain provider - known as a long-distance carrier.

Resale.

Resale of products to competitors (see also: wholesale).

Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network.  Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

SIM card - Subscriber Identification Module card.

Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

SMS and MMS.

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS, and MMS in particular, refer not only to the services, but also to the messages themselves.

Stakeholder.

The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle, which focuses on the needs and expectations of a company’s shareholders, the stakeholder approach attempts to appreciate the company against its overall social background and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders include staff, customers, suppliers, the government, and the public at large.

T-Net.

Deutsche Telekom’s digitized telephone network.

Triple play.

Refers to the interaction between voice and data communication, and interactive media.

UMTS — Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the frequency spectrum of 2 GHz.

Upstream.

Data transmission from the user’s PC to an Internet server. The transmission of data in the opposite direction is referred to as downstream.

VDSL.

See DSL.

Video on demand.

A service that allows subscribers to retrieve and watch a selection of movies (on video) at any time. Videos are either broadcast to subscribers over the broadband cable network or over DSL and the telephone network. The back channel used to send movie selection information to the broadcasting center is available with DSL, but not with the broadband cable network. For VoD over broadband cable, a back channel can therefore be established over the telephone network.

VoIP - Voice over Internet Protocol.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also: resale)

W-LAN - Wireless Local Area Network.

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results. Among the adjustments to be made in determining adjusted EBITDA in 2006 and 2007 will be the costs of the Group’s workforce adjustment initiative, which Deutsche Telekom estimates will result in costs and charges totaling approximately EUR 3.3 billion.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

Contacts.

Deutsche Telekom AG
Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone    +49 (0) 228 181 49 49
Fax         +49 (0) 228 181 9 40 04

This Group report can be downloaded
from the Investor Relations site
on the Internet at:
www.deutschetelekom.com

For further information please refer to:
www.t-mobile-international.com
www.t-com.de
www.t-online.net
www.t-systems.com

Investor Relations, Bonn office
Phone    +49 (0) 228 181 8 88 80
Fax         +49 (0) 228 181 8 88 99
E-mail: investor.relations@telekom.de

Investor Relations, New York office
Phone    +1 212 424 2926
Phone    1 877 DT SHARE (toll-free)
Fax         +1 212 424 2986
E-mail:   investor.relations@usa.telekom.de

This Group Report for the first six months of 2006
is also available in German.

The German print version of this Group Report is legally binding.

This Group Report is a publication
of Deutsche Telekom AG, Investor Relations.

KNr. 642 100 122 - German
KNr. 642 100 123 - English

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President
Chief Accounting Officer

Date: August 11, 2006